Exhibit 99.1

FIRST QUARTER REPORT	March 31, 2009
Dear Shareholders:
Net income for the three months ended March 31, 2009 was $38 million or $0.10 per diluted share, compared to $23 million or $0.06 per diluted share during the same period in 2008.
Funds from operations (“FFO”) was $127 million or $0.32 per diluted share for the three months ended March 31, 2009, compared with $126 million or $0.32 per diluted share during the same period in 2008.
Commercial property net operating income for the first quarter of 2009 was $327 million, compared to $340 million during the first quarter of 2008.
During the first quarter, Brookfield Properties leased 1.8 million square feet of space in its managed portfolio, improving the company’s five-year lease expiry profile by 160 basis points. The company’s managed-portfolio occupancy rate finished the quarter at 95.6%.
HIGHLIGHTS OF THE FIRST QUARTER
Leased 1.8 million square feet of space. Renewals represent 79% of the total while new leases represent the remainder. First quarter leasing highlights include:
Minneapolis – 912,000 square feet
•	A 10-year lease renewal with Target Corp. for 886,000 square feet at 33 South Sixth Street
Toronto – 233,000 square feet
•	A 10-year lease renewal with The Bay/Hudson’s Bay Company for 209,000 square feet at Hudson’s Bay Centre
New York – 193,000 square feet
•	A new 15-year lease with Locke, Lord, Bissell & Liddell for 110,000 square feet at Three World Financial Center
•	A new 10-year sublease with Sonnenschein, Nath & Rosenthal for 125,000 square feet at Two World Financial Center
Los Angeles – 176,000 square feet
•	A new 5-year lease with Kirkland & Ellis LLP for 90,000 square feet at Bank of America Plaza

•	A new 10-year lease with Seyfarth Shaw LLP for 55,000 square feet at Bank of America Plaza
Reduced interest rate volatility exposure by entering into $1 billion of contracts which swap the company’s floating rate LIBOR exposure to fixed rate. The contracts are between one and two years in term, fix the interest rate at approximately 1.4%, and reduce the company’s floating rate exposure by 11%.
Refinanced or extended $184 million of debt. Transactions completed during the quarter included Bethesda Crescent, Bethesda, MD for $33 million and Two Ballston Plaza, Ballston, VA for $25 million. Transactions completed subsequent to the quarter included RBC Plaza, Minneapolis, MN for $70 million and 2000 L Street, Washington, DC for $56 million. These financings carry a current weighted average interest rate of 5.6%.

Advanced Bay Adelaide Centre West toward third quarter completion. The 1.2-million-square-foot development continues to be on budget and on time for completion in the third quarter of 2009. Work is progressing in the lobby, concourse level retail and on the Adelaide tunnel connection to Scotia Plaza; two tenants have commenced build-outs. During the quarter, 22,000 square feet was leased to Goodmans LLP and ASAP Reporting Services Inc., bringing total pre-leasing to 73%.
Substantially completed the Bankers Court development in Calgary. The building is a LEED Gold Class AA office property which has received an occupancy permit from the City of Calgary. The 265,000-square-foot, 12-story building, connected to Bankers Hall by sky bridge, is 100% leased.
Declared quarterly dividend. The board of directors declared a common share dividend of $0.14 per share for the first quarter, unchanged from previous quarters. In addition, the board of directors approved a Dividend Re-Investment Plan (DRIP) which will allow shareholders to elect to reinvest their dividends and buy additional shares of the company in lieu of a cash payment. The DRIP will be available to shareholders in Canada and the U.S. Specifics on the DRIP will be sent to shareholders when the plan becomes effective, expected to be in the second quarter of 2009.

Gordon E. Arnell	Richard B. Clark
Chairman	CEO

May 1, 2009

2	Q1/2009 Interim Report

Portfolio

									BROOKFIELD		BROOKFIELD
			(SQUARE FEET IN 000S)						PROPERTIES	OTHER	PROPERTIES
	NUMBER OF				TOTAL	(SQUARE FEET IN 000S)		OWNED	OWNED	SHAREHOLDERS’	NET OWNED
	PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL AREA	INTEREST %	INTEREST(1)	INTEREST	INTEREST

World Financial Center
One	1	99.3	1,603	52	1,655	58	1,713	100	1,713	(10)	1,703
Two	1	100.0	2,671	35	2,706	—	2,706	100	2,706	(16)	2,690
Three	1	99.8	1,254	—	1,254	53	1,307	100	1,307	(8)	1,299
Four	1	100.0	1,861	43	1,904	48	1,952	51	996	(6)	990
Retail		77.0	—	168	168	122	290	100	290	(2)	288
One Liberty Plaza	1	99.0	2,327	20	2,347	—	2,347	100	2,347	(14)	2,333
245 Park Avenue	1	93.3	1,719	68	1,787	—	1,787	51	911	(5)	906
300 Madison Avenue	1	100.0	1,089	5	1,094	—	1,094	100	1,094	(6)	1,088

	7	98.5	12,524	391	12,915	281	13,196		11,364	(67)	11,297

Boston
53 State Street	1	88.6	1,164	30	1,194	41	1,235	100	1,235	(8)	1,227
75 State Street	1	85.3	771	25	796	235	1,031	100	1,031	(6)	1,025

	2	87.3	1,935	55	1,990	276	2,266		2,266	(14)	2,252

Washington, D.C.
1625 Eye Street	1	100.0	370	16	386	185	571	100	571	(3)	568
701 9th Street	1	100.0	340	24	364	183	547	100	547	(3)	544
Potomac Tower	1	100.0	238	—	238	203	441	100	441	(3)	438
601 South 12th Street	1	100.0	309	—	309	—	309	100	309	—	309
701 South 12th Street	1	100.0	253	—	253	—	253	100	253	—	253
One Bethesda Center	1	100.0	160	19	179	—	179	100	179	—	179

	6	100.0	1,670	59	1,729	571	2,300		2,300	(9)	2,291

Houston
1201 Louisiana Street	1	94.1	836	8	844	48	892	100	892	—	892

	1	94.1	836	8	844	48	892		892	—	892

Denver
Republic Plaza	1	97.8	1,276	51	1,327	503	1,830	100	1,830	—	1,830

	1	97.8	1,276	51	1,327	503	1,830		1,830	—	1,830

Minneapolis										—
33 South Sixth Street	2	91.5	1,108	370	1,478	325	1,803	100	1,803		1,803
RBC Plaza	2	93.8	610	442	1,052	196	1,248	100	1,248	—	1,248

	4	92.4	1,718	812	2,530	521	3,051		3,051	—	3,051

Toronto
Brookfield Place
Bay Wellington Tower	1	99.3	1,299	41	1,340	—	1,340	100	1,340	—	1,340
Retail and Parking	1	100.0	—	53	53	690	743	70	520	—	520
22 Front Street	1	100.0	136	8	144	—	144	100	144	(15)	129
Exchange Tower	1	99.0	963	66	1,029	131	1,160	50	580	(64)	516
105 Adelaide	1	100.0	176	7	183	49	232	100	232	(25)	207
Hudson’s Bay Centre	1	97.3	536	261	797	295	1,092	100	1,092	(121)	971
Queen’s Quay Terminal	1	96.4	429	75	504	—	504	100	504	(56)	448
HSBC Building	1	97.1	188	6	194	31	225	100	225	(25)	200

	8	98.4	3,727	517	4,244	1,196	5,440		4,637	(306)	4,331

Calgary
Bankers Hall	3	100.0	1,944	224	2,168	525	2,693	50	1,347	(149)	1,198
Petro Canada Centre	2	100.0	1,710	22	1,732	220	1,952	50	976	(107)	869
Fifth Avenue Place	2	99.9	1,428	47	1,475	206	1,681	50	841	(93)	748

	7	100.0	5,082	293	5,375	951	6,326		3,164	(349)	2,815

Vancouver
Royal Centre	1	96.9	494	95	589	264	853	100	853	(94)	759

	1	96.9	494	95	589	264	853		853	(94)	759

Other
Other	1	96.2	70	3	73	—	73	100	73	—	73

	1	96.2	70	3	73	—	73		73	—	73

TOTAL DIRECT	38	97.4	29,332	2,284	31,616	4,611	36,227		30,430	(839)	29,591

U.S. FUND
New York
The Grace Building	1	94.5	1,537	20	1,557	—	1,557	49.9	777	(426)	351
One New York Plaza	1	98.9	2,554	31	2,585	—	2,585	100	2,585	(1,416)	1,169
Newport Tower	1	96.2	1,059	41	1,100	—	1,100	100	1,100	(603)	497
1065 Avenue of the Americas	1	68.8	642	40	682	—	682	99	675	(370)	305
1411 Broadway	1	78.0	1,149	38	1,187	36	1,223	49.9	610	(334)	276
1460 Broadway	1	98.2	211	9	220	—	220	49.9	110	(60)	50

	6	91.4	7,152	179	7,331	36	7,367		5,857	(3,209)	2,648

Washington, D.C.
1200 K Street	1	97.6	366	24	390	44	434	100	434	(238)	196
1250 23rd Street	1	—	128	—	128	16	144	100	144	(79)	65
1250 Connecticut Avenue	1	98.5	163	21	184	26	210	100	210	(115)	95
1400 K Street	1	95.6	178	12	190	34	224	100	224	(123)	101

(1)	Represents the company’s consolidated interest before non-controlling interests

*	Italic – Non-managed properties

Brookfield Properties Corporation	3

									BROOKFIELD		BROOKFIELD
			(SQUARE FEET IN 000S)						PROPERTIES	OTHER	PROPERTIES
	NUMBER OF				TOTAL	(SQUARE FEET IN 000S)		OWNED	OWNED	SHAREHOLDERS’	NET OWNED
	PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL AREA	INTEREST %	INTEREST(1)	INTEREST	INTEREST

2000 L Street	1	85.8	308	75	383	—	383	100	383	(210)	173
2001 M Street	1	98.9	190	39	229	35	264	98	259	(142)	117
2401 Pennsylvania Avenue	1	86.9	58	19	77	16	93	100	93	(51)	42
Bethesda Crescent	3	90.6	241	27	268	68	336	100	336	(184)	152
One Reston Crescent	1	100.0	185	—	185	—	185	100	185	(101)	84
Silver Spring Metro Plaza	3	87.6	640	47	687	84	771	100	771	(422)	349
Sunrise Tech Park	4	95.8	315	1	316	—	316	100	316	(173)	143
Two Ballston Plaza	1	97.5	204	19	223	—	223	100	223	(122)	101
Victor Building	1	77.9	302	45	347	—	347	49.9	173	(95)	78
1550 & 1560 Wilson Blvd	2	87.0	248	35	283	76	359	100	359	(197)	162

	22	88.2	3,526	364	3,890	399	4,289		4,110	(2,252)	1,858

Los Angeles
601 Figueroa	1	75.8	1,037	2	1,039	123	1,162	100	1,162	(636)	526
Bank of America Plaza	1	94.8	1,383	39	1,422	343	1,765	100	1,765	(967)	798
Ernst & Young Tower	1	83.3	910	335	1,245	391	1,636	100	1,636	(896)	740
Landmark Square	1	90.3	420	23	443	212	655	100	655	(359)	296
Marina Towers	2	93.1	356	25	381	87	468	50	234	(128)	106
5670 Wilshire Center	1	75.7	426	19	445	—	445	100	445	(244)	201
6060 Center Drive	1	89.2	253	15	268	113	381	100	381	(209)	172
6080 Center Drive	1	95.8	316	—	316	163	479	100	479	(263)	216
6100 Center Drive	1	94.0	294	—	294	168	462	100	462	(253)	209
701 B Street	1	87.1	523	37	560	—	560	100	560	(307)	253
707 Broadway	1	82.2	187	—	187	128	315	100	315	(172)	143
9665 Wilshire Blvd	1	98.5	171	—	171	64	235	100	235	(130)	105
Howard Hughes Spectrum	1	100.0	37	—	37	—	37	100	37	(20)	17
Howard Hughes Tower	1	64.4	334	2	336	141	477	100	477	(261)	216
Northpoint	1	75.9	105	—	105	45	150	100	150	(82)	68
Arden Towers at Sorrento	4	79.1	564	54	618	—	618	100	618	(338)	280
Westwood Center	1	89.7	304	25	329	—	329	100	329	(180)	149
Wachovia Center	1	85.8	486	14	500	161	661	100	661	(362)	299

	22	85.5	8,106	590	8,696	2,139	10,835		10,601	(5,807)	4,794

Houston
Allen Center
One Allen Center	1	99.2	914	79	993	—	993	100	993	(544)	449
Two Allen Center	1	98.8	987	9	996	—	996	100	996	(546)	450
Three Allen Center	1	95.3	1,173	22	1,195	—	1,195	100	1,195	(655)	540
1400 Smith Street	1	100.0	1,229	38	1,267	—	1,267	100	1,267	(697)	570
Cullen Center
Continental Center I	1	97.1	1,048	50	1,098	411	1,509	100	1,509	(826)	683
Continental Center II	1	83.7	428	21	449	81	530	100	530	(290)	240
KBR Tower	1	80.5	985	63	1,048	254	1,302	50	651	(357)	294
500 Jefferson Street	1	96.7	351	39	390	44	434	100	434	(237)	197

	8	94.7	7,115	321	7,436	790	8,226		7,575	(4,152)	3,423

TOTAL U.S. FUND	58	90.0	25,899	1,454	27,353	3,364	30,717		28,143	(15,420)	12,723

CANADIAN FUND
Toronto
First Canadian Place	1	95.2	2,379	232	2,611	170	2,781	25	695	(76)	619
151 Yonge Street	1	94.7	289	10	299	72	371	25	93	(10)	83
2 Queen Street East	1	98.6	448	16	464	81	545	25	136	(15)	121

	3	95.6	3,116	258	3,374	323	3,697		924	(101)	823
Calgary
Altius Centre	1	98.1	303	3	306	72	378	25	95	(11)	84

	1	98.1	303	3	306	72	378		95	(11)	84
Ottawa
Place de Ville I	2	99.5	569	14	583	502	1,085	25	271	(30)	241
Place de Ville II	2	100.0	598	12	610	433	1,043	25	261	(29)	232
Jean Edmonds Towers	2	100.0	541	13	554	95	649	25	162	(18)	144

	6	99.7	1,708	39	1,747	1,030	2,777		694	(77)	617
Edmonton
Canadian Western Bank	1	99.3	371	36	407	91	498	25	125	(14)	111
Enbridge Tower	1	100.0	184	—	184	30	214	25	54	(7)	47

	2	99.5	555	36	591	121	712		179	(21)	158

TOTAL CANADIAN FUND	12	97.3	5,682	336	6,018	1,546	7,564		1,892	(210)	1,682

TOTAL PROPERTIES	108	94.3	60,913	4,074	64,987	9,521	74,508		60,465	(16,469)	43,996
Development and Redevelopment	—	—	16,206	—	16,206	—	16,206		14,992	(2,413)	12,579

TOTAL PORTFOLIO	108	94.3	77,119	4,074	81,193	9,521	90,714		75,457	(18,882)	56,575

TOTAL EXCLUDING NON-MANAGED	89	95.6	71,117	3,821	74,938	8,502	83,440		68,913	(15,297)	53,616

(1)	Represents the company’s consolidated interest before non-controlling interests

*	ltaiic – Non-managed properties

4	Q1/2009 Interim Report

Management’s Discussion and Analysis of Financial Results
FORWARD-LOOKING STATEMENTS
This annual report to shareholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management of Brookfield Properties. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Brookfield Properties to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly developed properties and releasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Brookfield Properties Corporation	5

Management’s Discussion and Analysis of Financial Results
May 1, 2009
PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2009 includes material information up to May 1, 2009. Financial data provided has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), with non-GAAP measures such as net operating income and funds from operations have been reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$.”
The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Properties Corporation (“Brookfield Properties”) over the past two years as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes, which begin on page 53 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Funds from operations is defined as net income prior to extraordinary items, one time transaction costs, income taxes, depreciation and amortization and certain other non-cash items. Net operating income is an important measure that we use to assess operating performance, and funds from operations is a relevant measure in analyzing real estate, as commercial properties generally appreciate rather than depreciate. We provide the components of net operating income and a full reconciliation from net income to funds from operations on page 30. Net operating income and funds from operations are both non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
OVERVIEW OF THE BUSINESS
Brookfield Properties is a publicly traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. Since 2005, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund (a single-purpose fund established to acquire the Trizec portfolio) and the Canadian Office Fund (a single-purpose fund established to acquire the O&Y portfolio) are discussed in further detail in Part III and Part IV, respectively, of this MD&A. The term “Brookfield Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. When referring to ownership of properties by the U.S. or Canadian Office Fund, such ownership percentage refers to that of the applicable fund and not the proportionate percentage ownership of Brookfield Properties. Throughout our MD&A, we use the term “proportional” (as shown in italics) to reflect a proportionate consolidation of our 45% effective interest in the U.S. Office Fund. Proportionate amounts disclosed are non-GAAP financial measures and are based on our calculations.
At March 31, 2009, the book value of Brookfield Properties’ assets was $19.4 billion. During the first quarter of 2009, we generated $38 million of net income ($0.10 per diluted share) and $127 million of funds from operations ($0.32 per diluted share).

6	Q1/2009 Interim Report

FINANCIAL HIGHLIGHTS
Brookfield Properties’ financial results are as follows:

	Three months ended Mar. 31
(Millions, except per share amounts)	2009	2008

Total revenue	$592	$651
Net income	38	23
Net income per share — diluted	0.10	0.06
Common share dividends paid per share	0.14	0.14
Funds from operations	127	126
Funds from operations per share — diluted	0.32	0.32

	Mar. 31, 2009	Dec. 31, 2008

Total assets	$19,367	$19,440
Commercial properties	14,798	14,901
Commercial property debt	11,598	11,505
Shareholders’ equity	3,371	3,410
Book value per share	8.65	8.75

COMMERCIAL PROPERTY OPERATIONS
Our commercial property portfolio consists of interests in 108 properties totaling 75 million square feet, including 10 million square feet of parking. Our development/redevelopment portfolio comprises interests in 14 sites totaling 16 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. We intend to continue our strategy of maintaining a meaningful presence in a select number of North American cities with attractive tenant bases.
We remain focused on the following strategic priorities:
•	Surfacing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties;

•	Monetizing development assets as the economy rebounds and continued supply constraints create opportunities; and

•	Expanding our asset management platform through the growth of our existing office funds or through the establishment of new funds.

Brookfield Properties Corporation	7

The following table summarizes our investment by market:

			Brookfield Properties’	Book		Net Book
	Number of	Total Area	Owned Interest	Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Direct
Midtown New York, New York	2	2,881	2,005	$879	$683	$196
Downtown New York, New York	5	10,315	9,359	2,919	1,851	1,068
Boston, Massachusetts	2	2,266	2,266	826	575	251
Washington, D.C.	6	2,300	2,300	677	498	179
Toronto, Ontario	8	5,440	4,637	890	480	410
Calgary, Alberta	7	6,326	3,164	389	309	80
Denver, Colorado	1	1,830	1,830	277	161	116
Houston, Texas	1	892	892	155	101	54
Other	2	926	926	96	94	2
Corporate debt	—	—	—	—	464	(464)

	34	33,176	27,379	7,108	5,216	1,892
U.S. Office Fund
Midtown New York, New York	1	1,557	777	638	189	449
Downtown New York, New York	2	3,685	3,685	1,277	397	880
Washington, D.C.	22	4,289	4,110	1,119	370	749
Houston, Texas	8	8,226	7,575	1,130	240	890
Los Angeles, California	6	5,686	5,452	1,256	362	894

U.S. Office Fund — Managed	39	23,443	21,599	5,420	1,558	3,862

Midtown New York, New York	3	2,125	1,395	601	120	481
Los Angeles, California	16	5,149	5,149	1,348	57	1,291

U.S. Office Fund — Non-Managed	19	7,274	6,544	1,949	177	1,772

Corporate Fund debt	—	—	—	—	3,989	(3,989)

	58	30,717	28,143	7,369	5,724	1,645
Canadian Office Fund
Toronto, Ontario	3	3,697	924	212	80	132
Calgary, Alberta	1	378	95	16	16	—
Ottawa, Ontario	6	2,777	694	79	20	59
Other	2	712	179	14	13	1

	12	7,564	1,892	321	129	192

Continuing Operations	104	71,457	57,414	$14,798	$11,069	$3,729
Discontinued Operations(2)	4	3,051	3,051	271	197	74

	108	74,508	60,465	$15,069	$11,266	$3,803
Office development sites		15,937	14,723	1,075	529	546
Redevelopment sites		269	269	152	—	152

Total		90,714	75,457	$16,296	$11,795	$4,501

(1)	Represents consolidated interest before non-controlling interests

(2)	RBC Plaza and 33 South Sixth Street in Minneapolis are currently classified as discontinued operations
We have historically explored property-l eve I joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio. Of our 108 commercial office properties, 27 are wholly owned, 11 are held in property-level joint ventures or co-tenancies, and 70 are held in our funds.
Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. We proportionately consolidate our interest in this Fund. Our U.S. Office Fund consists of a consortium of institutional investors, which we lead and manage, investing through direct and indirect investment vehicles who have also entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. We fully consolidate this fund.

8	Q1/2009 Interim Report

We believe that investing our liquidity with these partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

• Asset Management	Stable base fee for providing regular, ongoing services.

• Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.

• Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality particularly in the current economic environment in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include Merrill Lynch, U.S. and Canadian governments and government agencies, Chevron U.S.A., Wachovia, CIBC, RBC Financial Group, Bank of Montreal and Petro-Canada. A detailed list of major tenants is included in Part V (“Risks and Uncertainties”) of this MD&A, which begins on page 45.
Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, less than 8% of our leases, on average, mature annually over the next five years and excluding Merrill Lynch, our largest tenant, approximately 7% of our leases, on average, mature annually over the next five years.
The following is a breakdown of lease maturities by region with associated in-place rental rates:

Total Portfolio				Midiown New York			Downtown New York			Boston
			Net Rent			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	3,714	5.7		682	10.5		146	1.1		253	12.7
Remainder 2009	1,560	2.4	$21	288	4.4	$19	153	1.1	$23	15	0.8	$30
2010	3,530	5.4	21	394	6.0	32	315	2.3	17	152	7.6	30
2011	4,759	7.3	24	132	2.0	36	676	4.9	36	454	22.8	43
2012	5,728	8.8	20	442	6.8	30	427	3.1	11	48	2.4	24
2013	11,198	17.2	28	757	11.6	35	4,759	34.7	35	32	1.6	28
2014	4,088	6.3	24	228	3.5	25	410	3.0	36	32	1.6	38
2015	6,457	9.9	20	344	5.3	29	2,156	15.7	19	—	—	—
2016 & beyond	23,953	37.0	29	3,260	49.9	51	4,677	34.1	34	1,004	50.5	31
Parking	9,521	—	—	36	—	—	281	—	—	276	—	—

	74,508	100.0		6,563	100.0		14,000	100.0		2,266	100.0

Average market net rent			$29			$60			$30			$28

Average market gross rent			$46			$85			$50			$48

(1)	Net rent at expiration of lease

Brookfield Properties Corporation	9

Washington, D. C.				Houston			Los Angeles
			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft. (1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	458	8.2		448	5.4		1,258	14.5
Remainder 2009	389	6.9	$24	94	1.1	$12	296	3.4	$22
2010	286	5.1	23	276	3.3	12	826	9.5	21
2011	201	3.6	26	782	9.4	14	1,032	11.9	19
2012	607	10.8	23	1,153	13.9	12	1,441	16.6	24
2013	411	7.3	26	776	9.4	12	906	10.4	30
2014	1,215	21.6	25	605	7.3	11	793	9.1	26
2015	304	5.4	34	684	8.3	15	371	4.3	24
2016 & beyond	1,748	31.1	44	3,462	41.9	19	1,773	20.3	28
Parking	970	—	—	838	—	—	2,139	—	—

	6,589	100.0		9,118	100.0		10,835	100.0

Average market net rent			$34			$24			$23

Average market gross rent			$54			$36			$37

(1)	Net rent at expiration of lease

Toronto				Calgary			Ottawa
			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	214	2.8		8	0.1		3	0.2
Remainder 2009	156	2.0	$25	23	0.4	$33	26	1.5	$15
2010	577	7.6	22	344	6.1	21	8	0.5	21
2011	512	6.7	22	680	12.0	23	8	0.5	13
2012	763	10.0	21	457	8.0	24	11	0.6	—
2013	1,477	19.4	23	502	8.8	26	1,130	64.7	16
2014	288	3.8	24	148	2.6	31	9	0.5	20
2015	717	9.4	24	1,022	18.0	24	543	31.0	11
2016 & beyond	2,914	38.3	19	2,497	44.0	26	9	0.5	15
Parking	1,519	—	—	1,023	—	—	1,030	—	—

	9,137	100.0		6,704	100.0		2,777	100.0

Average market net rent			$20			$30			$17

Average market gross rent			$40			$44			$30

(1)	Net rent at expiration of lease

	Denver			Minneapolis			Other
			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	30	2.2		191	7.6		23	1.9
Remainder 2009	36	2.7	$20	46	1.8	$9	38	3.0	$12
2010	106	8.0	21	65	2.6	11	181	14.4	12
2011	99	7.5	20	41	1.6	14	142	11.3	14
2012	88	6.6	19	201	7.9	16	90	7.2	13
2013	152	11.5	23	191	7.5	7	105	8.4	16
2014	133	10.0	17	184	7.3	15	43	3.4	11
2015	60	4.5	20	141	5.6	3	115	9.2	15
2016 & beyond	623	47.0	22	1,470	58.1	13	516	41.2	11
Parking	503	—	—	521	—	—	385	—	—

	1,830	100.0		3,051	100.0		1,638	100.0

Average market net rent			$22			$15			$21

Average market gross rent			$33			$27			$36

(1)	Net rent at expiration of lease

10	Q1/2009 Interim Report

COMMERCIAL DEVELOPMENT AND REDEVELOPMENT
We hold interests in 16 million square feet of high-quality, centrally-located development and redevelopment sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved. We currently have four projects under development and one project under redevelopment as outlined on page 16 of this MD&A.
The following table summarizes our commercial development projects at March 31, 2009:

							Other
			Number	Owned			Share-	Net
			of	Interest		Owned	holder’s	Owned
(Square feet in 000’s) Region		Description	Sites	%	Total	Interest(1)	Interest	Interest
Direct
Manhattan West	New York	Between 31st and 33rd Streets across from the Farley Post Office	1	100%	5,400	5,400	—	5,400
77 K Street	Washington	Adjacent to Union Station	1	50%	327	164	(4)	160
Bay Adelaide Centre	Toronto	Bay and Adelaide Streets	1	100%	2,600	2,600	(286)	2,314
Brookfield Place III	Toronto	Third phase of Brookfield Place project	1	54%	800	432	(48)	384
Bankers Court	Calgary	East and West Parkades adjacent to Bankers Hall	1	50%	500	250	(28)	222
Herald Site	Calgary	One block from our existing Calgary assets	1	100%	1,200	1,200	(132)	1,068
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733	733	—	733
Block 173	Denver	One block from Republic Plaza	1	100%	600	600	—	600

			8		12,160	11,379	(498)	10,881

U.S. Office Fund
Reston Crescent	Washington	36 acre landscaped campus in Reston, Virginia	1	100%	1,000	1,000	(548)	452
1500 Smith Street	Houston	Adjacent to 1400 Smith Street	1	100%	500	500	(274)	226
Allen Center Clay Street	Houston	Located in the heart of the Allen Center /Cullen Center complex	1	100%	600	600	(329)	271
Five Allen Center	Houston	Adjacent to the Allen Center	1	100%	1,100	1,100	(601)	499

			4		3,200	3,200	(1,752)	1,448
Canadian Office Fund
300 Queen Street	Ottawa	Third phase of Place de Ville project	1	25%	577	144	(16)	128

			1		577	144	(16)	128

			13		15,937	14,723	(2,266)	12,457
Redevelopment
1225 Connecticut	Washington	Downtown Washington, D.C.	1	100%	269	269	(147)	122

Total development and redevelopment			14		16,206	14,992	(2,413)	12,579

(1) Represents the company’s consolidated interest before non-controlling interests
RESIDENTIAL DEVELOPMENT
Through our residential development business segment, we develop residential land and conduct homebuilding operations. Operations are currently focused in five markets: Alberta and Ontario in Canada, and Colorado, Texas and Missouri in the U.S. These business units primarily entitle and develop land in master-planned communities and then sell these lots to other homebuilders. However, in Alberta and Ontario we also build and sell homes.
We intend to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise.
We classify our residential development business into three categories: land held for development; land under development; and housing inventory. Costs attributable to land held for development include costs of acquiring land as well as general infrastructure costs to service the land within a community. These costs are not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development, which includes all underlying costs that are attributable to the phase of saleable lots, including costs of the underlying land, roads, and parks. Included in housing inventory is associated land as well as construction costs.

Brookfield Properties Corporation	11

The following table summarizes our residential land development at March 31, 2009:

	Under Development		Housing Inventory		Held for Development
	Number of	Book	Number of	Book	Number of	Book
($ in Millions)	Lots/Acres	Value	Units	Value	Acres	Value

Single Family (Lots)
Alberta	2,770	$251	78	$12	6,228	$404
Ontario	53	2	386	41	1,892	52
Colorado	998	58	—	—	2,628	150
Texas	106	5	—	—	4,063	110
Missouri	94	5	—	—	205	19

Total Single Family (Lots)	4,021	$321	464	$53	15,016	$735
Total Single Family (Acre Equivalent)(1)	696

Multi-Family and Commercial (Acres)
Alberta	131	$39	211	$36	—	$—
Colorado	10	1	—	—	—	—
Texas	1	—	—	—	—	—

Total Multi-Family and Commercial (Acres)	142	$40	211	$36	—	$—

Total Book Value Land Under Development		$361		$89		$735

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

12	Q1/2009 Interim Report

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:
•	Net income per share;

•	Net operating income;

•	Funds from operations per share;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.
Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income, net operating income and funds from operations. While net income is calculated in accordance with generally accepted accounting principles (“GAAP’), net operating income and funds from operations are both non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income and a full reconciliation from net income to funds from operations on page 30 of this MD&A.
Net Income
Net income is calculated in accordance with GAAP. Net income is used as a key indicator in assessing the profitability of the company.
Net Operating Income
Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We measure the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year sales and acquisitions.
Funds from Operations
Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization, and certain other non-cash items. While we believe that funds from operations is the most relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate, we believe that funds from operations, net operating income and net income are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with GAAP and should not be considered an alternative to GAAP measures. Accordingly, we provide a reconciliation of funds from operations to net income, consistent with the definition provided as set out above. A reconciliation is not provided to cashflow from operating activities, as it is often subject to fluctuations based on the timing of working capital payments.
KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income, net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:
•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.
We also believe that the key external performance drivers are:
•	The availability of equity capital at a reasonable cost;

•	The availability of debt capital at a cost and on terms conducive to our goals; and

•	The availability of new property acquisitions that fit into our strategic plan.

Brookfield Properties Corporation	13

PART II – FINANCIAL STATEMENT ANALYSIS
ASSET PROFILE
Our total asset book value was $19.4 billion at March 31, 2009, consistent with the balance at December 31, 2008. The following is a summary of our assets:

	Proportional(1)	Consolidated	Consolidated
(Millions)	Mar. 31, 2009	Mar. 31, 2009	Dec. 31, 2008

Commercial properties	$10,745	$14,798	$14,901
Commercial developments	1,089	1,227	1,225
Residential developments	1,185	1,185	1,196
Receivables and other	891	947	918
Intangible assets	353	605	637
Restricted cash and deposits	74	94	116
Cash and cash equivalents	194	221	157
Assets related to discontinued operations(1)	290	290	290

Total	$14,821	$19,367	$19,440

(1)	Reflects Brookfield Properties’ effective 45% interest in the U.S. Office Fund

(2)	Includes $271 million of commercial properties and $19 million of other assets associated with discontinued operations at March 31, 2009 (December 31, 2008 - $271 million and $19 million, respectively)
COMMERCIAL PROPERTIES
The book value of our commercial properties was $14.8 billion as at March 31, 2009 compared to $14.9 billion at December 31, 2008. The decrease is attributable to the impact of foreign exchange fluctuations on our Canadian dollar-denominated assets. The consolidated carrying value of our North American commercial properties is approximately $258 per square foot, significantly less than the estimated replacement cost of these assets.
A breakdown of our commercial properties by region is as follows:

		Brookfield Properties’	Mar. 31, 2009		Dec. 31, 2008
	Total Area	Owned Interest	Book Value	Book Value	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	per Sq. Ft.	(Millions)	Per Sq. Ft.

Midtown, New York, New York	4,438	2,782	$1,517	$545	$1,523	$547
Downtown, New York, New York	14,000	13,044	4,196	322	4,206	322
Boston, Massachusetts	2,266	2,266	826	365	825	364
Washington, D.C.	6,589	6,410	1,796	280	1,801	281
Houston, Texas	9,118	8,467	1,285	152	1,290	152
Los Angeles, California	5,686	5,452	1,256	230	1,261	231
Toronto, Ontario	9,137	5,561	1,102	198	1,147	206
Calgary, Alberta	6,704	3,259	405	124	421	129
Ottawa, Ontario	2,777	694	79	114	81	117
Denver, Colorado	1,830	1,830	277	151	274	150
Other	1,638	1,105	110	100	114	103

Total Managed	64,183	50,870	12,849	253	12,943	254

Midtown, New York, New York	2,125	1,395	601	431	603	432
Los Angeles, California	5,149	5,149	1,348	262	1,355	267

Total Non-Managed	7,274	6,544	1,949	298	1,958	303

Continuing operations	71,457	57,414	14,798	258	14,901	260

Discontinued operations	3,051	3,051	271	89	271	89

Total	74,508	60,465	$15,069	$249	$15,172	$251

(1)   Represents the company’s consolidated interest before non-controlling interests
TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvements and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant installation costs in the first quarter of 2009 totaled $38 million, compared with the $18 million during the same period in 2008. The increase in the current year was due to the leasing commissions and improvements incurred.

14	Q1/2009 Interim Report

Tenant installation costs are summarized as follows:

	Three months ended March 31
(Millions)	2009	2008

Leasing commissions	$14	$5
Tenant improvements	24	13

Total	$38	$18

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three months ended March 31, 2009 totaled $9 million, compared with $12 million during the same period in 2008. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. The decrease in capital expenditures is due primarily to a decreased reduction in capital projects as compared to the prior year. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. These expenditures are recoverable in some cases. During the first quarter of 2009, $2 million of our total capital expenditures is recoverable, compared to $3 million in the same time period in 2008.
ASSETS RELATED TO DISCONTINUED OPERATIONS
At March 31, 2009 and at December 31, 2008, four properties met the criteria for being classified as a discontinued operation; RBC Plaza buildings, including Gaviidae I and II, and 33 South Sixth Street in Minneapolis. At March 31, 2009, we have reclassified $290 million of assets (December 31, 2008 - $290 million) and $217 million of liabilities (December 31, 2008 - $217 million) to assets and liabilities related to discontinued operations, respectively, in connection with these properties.
COMMERCIAL DEVELOPMENTS
Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total book value of this development land and infrastructure was $1,227 million at March 31, 2009, an increase of $2 million from $1,225 million at December 31, 2008. The increase is primarily attributable to continued active construction at a number of development sites, offset by the reclassification of Waterview, which consists of residential condominiums and a hotel in Washington D.C., to other assets and the impact of foreign exchange.
The details of the commercial property development portfolio and related book values are as follows:

		Sq. Ft. Currently
	Buildable	Under Construction	Book Value	Book Value
(Millions)	Sq. Ft. (000’s)	(000’s)	Mar. 31, 2009	Dec. 31, 2008

Active developments
Bay Adelaide Centre, Toronto	2,600	1,160	$518	$510
Reston Crescent, Washington, D.C.	1,000	185	71	70
77 K Street, Washington, D.C.	327	327	45	44
Bankers Court, Calgary	500	265	44	40

	4,427	1,937	678	664
Planning
Manhattan West, New York	5,400		276	269
Herald Site, Calgary	1,200		46	47
Others			75	75
1500 Smith Street, Houston	500
Five Allen Center, Houston	1,100
Allen Center Clay Street, Houston	600
1501 Tremont Place, Denver	733
Block 173, Denver	600
Brookfield Place III, Toronto	800
300 Queen Street, Ottawa	577

Total developments	15,937	1,937	1,075	1,055
Redevelopment
1225 Connecticut Avenue, Washington, D.C.	269	269	152	151
Reclassified to other assets
Waterview, Washington, D.C.(1)				19

Total developments and redevelopments	16,206	2,206	$1,227	$1,225

(1)	During the first quarter of 2009, this property was reclassified to other assets
Brookfield Properties Corporation

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 16 million square feet of high-quality, centrally-located development and redevelopment properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa and Denver, we will undertake developments when our risk-adjusted returns and preleasing targets have been achieved. The following development activity took place during the first quarter of 2009:
•	Bay Adelaide Centre in Toronto represents one of our largest development projects. Ground-breaking on Phase I of this project took place in July of 2006 and construction is substantially complete. Phase I represents 1.2 million square feet of a three-phase project that is expected to total 2.6 million square feet and be ready for tenancy at the end of 2009. Due to the continuous construction on Phase I offset by the impact of foreign exchange, the book value of this site has increased by $8 million since December 31, 2008.

•	Reston Crescent, a development project acquired with the Trizec portfolio in the fourth quarter of 2006, is a 36 acre landscaped campus where construction is substantially complete on Two Reston Crescent, an 185,000 square foot building. As a result of construction progress to date, the book value of this project has increased by $1 million since December 31, 2008.

•	Construction on Bankers Court in Calgary, a 500,000 square foot, two-building project, commenced in the third quarter of 2006. Active development of the first building, totaling 265,000 square feet, is substantially complete and the building is 100% leased. The book value of this site has increased by $4 million since December 31, 2008.

•	Construction on 77 K Street in Washington, D.C., a development project we acquired in July 2006, commenced in the fourth quarter of 2006. As a result of active construction, the book value of this site has increased by $1 million since December 31, 2008. Construction on this site is substantially complete.

•	1225 Connecticut Avenue in Washington, D.C. is a property that was acquired as part of the Trizec portfolio. This site was reclassified as a redevelopment site in the third quarter of 2007. The book value increased to $152 million at March 31, 2009 from $151 million at December 31, 2008 as a result of the ongoing development. Construction on this site is substantially complete.
Expenditures for development and redevelopment of commercial properties totaled $42 million in the three months ended March 31, 2009, compared with $88 million during the same period in 2008. The decrease is due to lower construction costs as a result of substantial completion on a number of projects as mentioned above.
The details of development and redevelopment expenditures are as follows:

	Three months ended March 31
(Millions)	2009	2008

Construction costs	$30	$71
Interest capitalized	12	16
Property taxes and other	—	1

Total	$42	$88

Further details on our active developments as at March 31, 2009 are as follows:

	Square Feet
	Currently			Owned Interest(1)
	Under	Expected				Estimated	Total		Estimated
	Construction	Date of		%	Investment	Total	Construction	Amount	NOI at
(Millions)	(000’s)	Completion		Pre-leased	to Date	Investment	Loan	Drawn	Stabilization

Active developments
Bay Adelaide Centre, Toronto	1,160	Q3 2009		73%	$394	$429	$333	$239	$31
Reston Crescent, Washington, D.C.	185	Complete	(2)	31%	46	64		—	4
77 K Street, Washington, D.C.	327	Complete	(2)	—	45	64	52	32	5
Bankers Court, Calgary	265	Complete	(2)	100%	44	46	39	31	4

Total	1,937				$529	$603	$424	$302	$44

Redevelopments
1225 Connecticut, Washington, D.C.	269	Complete	(2)	100%	152	175	—	—	12

Total	2,206				$681	$778	$424	$302	$56

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Substantially complete as at March 31, 2009
Q1/2009 Interim Report

RESIDENTIAL DEVELOPMENTS
Our residential development operations are focused in five markets: Alberta, Ontario, Colorado, Texas and Missouri. The book value of these investments at March 31, 2009 was $1,185 million, compared with $1,196 million at the end of 2008. The decrease was attributable to residential inventory sold as well as foreign exchange fluctuations due to the weakening of the Canadian dollar, offset by work in progress.
The details of our residential development property portfolio are as follows:

(Millions)	Mar. 31, 2009	Dec. 31, 2008

Under development	$361	$390
Housing inventory	89	88
Held for development	735	718

Total	$1,185	$1,196

The details of our land under development, housing inventory and land held for development are as follows:

	Number of Lots/Acres		Book Value (Millions)
Under development	Mar. 31, 2009	Dec. 31, 2008	Mar. 31, 2009	Dec. 31, 2008

Single Family (Lots)
Alberta	2,770	2,960	$251	$267
Ontario	53	180	2	7
Colorado	998	998	58	60
Texas	106	106	5	5
Missouri	94	94	5	5

Total Single Family (Lots)	4,021	4,338	$321	$344

Total Single Family (Acre Equivalent)(1)	696	744

Multi-Family and Commercial (Acres)
Alberta	131	141	$39	$44
Colorado	10	10	1	1
Texas	1	6	—	1

Total Multi-Family and Commercial (Acres)	142	157	$40	$46

Total Book Value Land Under Development			$361	$390

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

	Number of Units		Book Value (Millions)
Housing Inventory	Mar. 31, 2009	Dec. 31, 2008	Mar. 31, 2009	Dec. 31, 2008

Single Family
Alberta	78	86	$12	$14
Ontario	386	388	41	40

	464	474	53	54

Multi-Family
Alberta	211	173	36	34

Total	675	647	$89	$88

	Number of Acres		Book Value (Millions)
Held for Development	Mar. 31, 2009	Dec. 31, 2008	Mar. 31, 2009	Dec. 31, 2008

Alberta	6,228	6,200	$404	$408
Ontario	1,892	1,854	52	46
Colorado	2,628	2,628	150	146
Texas	4,063	3,734	110	99
Missouri	205	221	19	19

Total	15,016	14,637	$735	$718

Brookfield Properties Corporation

RECEIVABLES AND OTHER ASSETS
Receivables and other assets increased to $947 million at March 31, 2009 from $918 million at December 31, 2008 largely attributable to the decline in the Canadian dollar offset by an increase in our prepaid and other assets.
The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2009	Dec. 31, 2008

Accounts receivable	$123	$137
Straight-line rent and free rent receivables	414	409
Real estate mortgages and loans receivable	21	21
Residential receivables and other assets	234	241
Prepaid expenses and other assets	155	110

Total	$947	$918

INTANGIBLE ASSETS
We have $605 million at March 31, 2009 (December 31, 2008 — $637 million) of lease origination costs, tenant relationships, above-market leases and below-market ground leases, net of related accumulated amortization, which resulted from acquisitions of individual commercial properties and portfolios in recent years.
The components of intangible assets are as follows:

(Millions)	Mar. 31, 2009	Dec. 31, 2008

Intangible assets
Lease origination costs	$367	$382
Tenant relationships	488	499
Above-market leases and below-market ground leases	65	66

	$920	$947
Less accumulated amortization
Lease originations costs	(153)	(151)
Tenant relationships	(141)	(138)
Above-market leases and below-market ground leases	(21)	(21)

Total net	$605	$637

RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits decreased to $94 million at March 31, 2009 from $116 million at December 31, 2008. The decrease is a result of the payment of property tax escrows related to certain of our properties during the first quarter of 2009.
CASH AND CASH EQUIVALENTS
We endeavor to maintain liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.
As at March 31, 2009, cash balances increased to $221 million from $157 million at December 31, 2008 principally as a result of cash advances on our revolving credit lines offset by cash utilized in our active development and redevelopment activities.
Q1/2009 Interim Report

LIABILITIES AND SHAREHOLDERS’ EQUITY
Our asset base of $19.4 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity over the past two years are as follows:

	Proportional(1)	Consolidated	Consolidated
(Millions)	Mar. 31, 2009	Mar. 31, 2009	Dec. 31, 2008

Liabilities
Commercial property debt	$8,450	$11,598	$11,505
Accounts payable and other liabilities	916	1,137	1,168
Intangible liabilities	396	670	707
Future income tax liability	242	242	247
Liabilities related to discontinued operations(2)	217	217	217
Capital securities — corporate	859	859	882
Capital securities — fund subsidiaries	—	674	711
Non-controlling interests — fund subsidiaries	—	229	212
Non-controlling interests — other subsidiaries	67	67	68
Preferred equity — subsidiaries	303	303	313
Shareholders’ equity
Preferred equity — corporate	45	45	45
Common equity	3,326	3,326	3,365

Total	$14,821	$19,367	$19,440

(1)	Reflects Brookfield Properties’ effective 45% interest in the U.S. Office Fund

(2)	Includes $197 of commercial property debt and $20 million of other liabilities related to discontinued operations at March 31, 2009 (December 31, 2008 — $199 and $18 million, respectively)
COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $11.6 billion at March 31, 2009, compared with $11.5 billion at December 31, 2008. The increase is attributable to additional advances on our Corporate Revolver as well as a draw on a facility with our parent company, Brookfield Asset Management (“BAM”), and additional advances on our construction loans. These increases were offset by principal amortization payments as well as a decrease in our Canadian denominated debt due to the weakening of the Canadian dollar. Commercial property debt at March 31, 2009 had a weighted average interest rate of 4.82% (December 31, 2008 — 5.07%). The decrease is largely attributable to the reduction in LIBOR during the first quarter of 2009, as $2.7 billion of our floating rate debt within the U.S. Office Fund and more than $1.2 billion of floating rate debt outside of the U.S. Office Fund is based on LIBOR. Almost all of our Direct commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Our U.S. Office Fund debt is recourse to the Fund entities.
We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At March 31, 2009, the average term to maturity of our commercial property debt was six years, compared to our average lease term of approximately seven years.

Brookfield Properties Corporation	19

The tightening of the credit markets has posed a significant challenge to property owners and managers. However, in spite of these conditions, we have had success in refinancing or extending $446 million of commercial property debt during the first three months of 2009. We believe completing these financings in this tough credit environment is a validation of our strategy of owning high-quality assets in North America’s top markets. The details are as follows:

					Balance at
(Millions)		Interest Rate %	Maturity Date	Mortgage/Loan	Mar. 31, 2009(1)

First Quarter
Corporate Revolver	Refinanced	LIBOR + 375bps	June 2011	$388	$312
Bethesda Crescent	Extended	6.90%	March 2011	33	32
Two Ballston Plaza	Extended	6.90%	March 2011	25	24

Total				$446	$368

(1)	Net of transaction costs and in US millions
We have $688 million of committed corporate credit facilities consisting of a $388 million revolving credit facility and a $300 million line from BAM. At March 31, 2009, the balance drawn on these facilities, was $312 million and $48 million, respectively (balances drawn at December 31, 2008 were $221 million and nil, respectively). Interest expense related to the line from BAM totaled $0.5 million for the three months ended March 31, 2009, compared to nil for the same period in 2008. At the time of the Trizec acquisition, we obtained a new $600 million term loan facility at a rate of LIBOR + 275 basis points. The outstanding balance at March 31, 2009 on this facility was $104 million (December 31, 2008 — $104 million) and matures on September 30, 2009.
As at March 31, 2009, we had an additional $15 million (December 31, 2008 — $15 million) of indebtedness outstanding to BAM and its affiliates. Interest expense related to this indebtedness totaled nil for the three months ended March 31, 2009 (2008-nil).

20	Q1/2009 Interim Report

The details of commercial property debt at March 31, 2009 are as follows:

				Mar. 31, 2009(1,2)
($ in millions)	Location	Rate %	Maturity Date	Proportional(3)	Consolidated	Mortgage Details

Direct
RBC Plaza(4)	Minneapolis	2.00	June 2009	$79	$79	Non-recourse, floating rate
Petro-Canada Centre	Calgary	3.15	October 2009	118	118	Non-recourse, floating rate
West 31st Street(5)	New York	2.05	December 2009	105	105	Partial-recourse, floating rate
RBC Plaza(4)	Minneapolis	6.00	December 2009	29	29	Non-recourse, fixed rate
77 K Street(5)	Washington, D.C.	4.30	April 2010	32	32	Non-recourse, fixed rate
Bay Adelaide Centre(5)(6)	Toronto	2.04	July 2010	239	239	Non-recourse, floating rate
Bankers Court(5)	Calgary	2.37	October 2010	31	31	Non-recourse, floating rate
245 Park Avenue	New York	6.65	February 2011	224	224	Non-recourse, fixed rate
Queen’s Quay Terminal	Toronto	7.26	March 2011	27	27	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	August 2011	56	56	Non-recourse, fixed rate
1201 Louisiana Street	Houston	6.73	September 2011	101	101	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	November 2011	75	75	Non-recourse, fixed rate
300 Madison Avenue	New York	4.51	April 2012	59	59	Non-recourse, floating rate
Exchange Tower	Toronto	6.83	April 2012	48	48	Non-recourse, fixed rate
Royal Centre	Vancouver	4.96	May 2012	94	94	Non-recourse, fixed rate
HSBC Building	Toronto	8.19	October 2012	18	18	Non-recourse, fixed rate
105 Adelaide	Toronto	5.32	February 2013	18	18	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	April 2013	267	267	Non-recourse, fixed rate
Hudson’s Bay Centre(7)	Toronto	5.20	May 2013	86	86	Non-recourse, fixed rate
75 State Street	Boston	5.50	June 2013	296	296	Partial-recourse, floating rate
Two World Financial Center	New York	6.91	September 2013	370	370	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	September 2013	220	220	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October 2013	52	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October 2013	43	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November 2013	135	135	Non-recourse, fixed rate
Republic Plaza	Denver	5.14	April 2014	161	161	Non-recourse, fixed rate
1625 Eye Street	Washington, D.C.	6.00	September 2014	123	123	Non-recourse, fixed rate
Two World Financial Center	New York	10.80	September 2014	114	114	Non-recourse, floating rate
53 State Street	Boston	5.96	August 2016	279	279	Non-recourse, fixed rate
One Bethesda	Washington, D.C.	5.66	October 2016	53	53	Non-recourse, fixed rate
One World Financial Center	New York	5.83	February 2017	309	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September 2017	838	838	Non-recourse, fixed rate
West 33rd Street(5)	New York	5.90	April 2018	122	122	Non-recourse, fixed rate
22 Front Street	Toronto	6.24	October 2020	16	16	Non-recourse, fixed rate
33 South Sixth Street(4)	Minneapolis	8.72	May 2028	89	89	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December 2028	152	152	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April 2032	400	400	Non-recourse, fixed rate

Total Direct		5.96		$5,478	$5,478

U.S. Office Fund
2000 L Street	Washington, D.C.	6.26	April 2009	$35	$56	Non-recourse, fixed rate
Silver Spring Metro Plaza(8)	Washington, D.C.	6.00	June 2009	60	97	Non-recourse, floating rate
2401 Pennsylvania Avenue(8)	Washington, D.C.	6.00	June 2009	11	17	Non-recourse, floating rate
1250 Connecticut(8)	Washington, D.C.	6.00	June 2009	27	44	Non-recourse, floating rate
Waterview	Washington, D.C.	2.52	August 2009	3	5	Non-recourse, floating rate
Two Ballston Plaza	Washington, D.C.	6.90	March 2011	15	24	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	6.90	March 2011	20	32	Non-recourse, fixed rate
1460 Broadway	New York	5.11	November 2012	—	11	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	2.55	May 2013	—	57	Non-recourse, floating rate
1400 Smith Street	Houston	5.77	October 2013	149	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February 2014	68	110	Non-recourse, fixed rate
Grace Building	New York	5.54	July 2014	117	189	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July 2014	—	109	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September 2014	143	231	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December 2014	28	45	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February 2016	31	50	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March 2016	246	397	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April 2016	13	21	Non-recourse, fixed rate
U.S. Fund Pool debt	—	6.84	May 2011	137	305	Non-recourse, fixed rate
U.S. Fund corporate debt(9)	—	2.96	October 2011	1,206	3,090	Non-recourse, fixed/floating rate
U.S. Fund Pool debt	—	1.21	October 2011	267	594	Non-recourse, floating rate

Total U.S. Office Fund		3.97		$2,576	$5,724

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Net of $43 million of transaction costs

(3)	Reflects Brookfield Properties’ effective 45% interest in the U.S. Office fund

(4)	Commercial property debt of $197 million relates to discontinued operations

(5)	Development debt

(6)	Has two one-year extension options available at maturity. The criteria to extend the first option to 2011 has been met as of March 31, 2009

(7)	Has a two-year extension option to May 2015 which is available to the company provided certain debt service and loan-to-value thresholds are met

(8)	Property debt is cross-collateralized

(9)	As at March 31, 2009 $1 billion of this debt has been swapped to fixed rate at an average rate of 1.38%

Brookfield Properties Corporation	21

				Mar. 31, 2009(1,2)
($ in millions)	Location	Rate%	Maturity Date	Proportional(3)	Consolidated	Mortgage Details

Canadian Office Fund
Enbridge Tower	Edmonton	6.72	June 2009	$2	$2	Non-recourse, fixed rate
Place de Ville I	Ottawa	7.81	November 2009	5	5	Non-recourse, fixed rate
First Canadian Place	Toronto	8.06	December 2009	48	48	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	June 2012	9	9	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	January 2014	1	1	Non-recourse, fixed rate
2 Queen Street East	Toronto	5.64	December 2017	23	23	Non-recourse, fixed rate
Altius Centre	Calgary	5.64	December 2017	16	16	Non-recourse, fixed rate
Canadian Western Bank	Edmonton	5.64	December 2017	11	11	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	January 2024	14	14	Non-recourse, fixed rate

Total Canadian Office Fund		6.79		$129	$129

Corporate
Term Facility	—	3.25	September 2009	$104	$104	Recourse, floating rate
Corporate Revolver(4)	—	4.40	December 2010	48	48	Recourse, floating rate
Corporate Revolver	—	4.25	June 2011	312	312	Recourse, floating rate

Total Corporate				$464	$464

Total Commercial Property Debt		4.82		$8,647	$11,795

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Net of $43 million of transaction costs

(3)	Reflects Brookfield Properties’ effective 45% interest in the U.S. Office Fund

(4)	Represents corporate line from Brookfield Asset Management
Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1)	Maturities	Total(2)	Mar. 31, 2009

Remainder 2009	$129	$710	$839	4.19%
2010	182	349	531	3.95%
2011(3)	188	4,831	5,019	3.49%
2012	198	177	375	6.27%
2013	61	1,273	1,334	5.89%
2014 and thereafter	669	3,028	3,697	6.14%

Total commercial property debt	$1,427	$10,368	$11,795	4.82%

(1)	Paid through our annual cash flows

(2)	Includes $197 million of commercial property debt related to discontinued operations at March 31, 2009 (December 31, 2008 -$199 million)

(3)	Corporate mezzanine debt of $3,090 million within the U.S. Office Fund matures in 2011
CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years and thereafter:

		Payments Due By Period
(Millions)	Total	Less than 1 year	2 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt(1)	$11,795	$839	$5,550	$1,709	$3,697
Residential development debt	454	394	57	3	—
Capital securities — corporate	859	—	158	159	542
Capital securities — fund subsidiaries(2)	241	—	—	—	241
Interest expense(3)
Commercial property debt	2,836	425	1,033	512	866
Capital securities — corporate	245	35	85	70	55
Capital securities — fund subsidiaries(2)	128	21	56	51	—
Minimum rental payments — ground leases(4)	2,976	21	54	55	2,846

(1)	Net of transaction costs and includes $197 million of debt associated with discontinued operations

(2)	Excludes redeemable equity interests

(3)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates

(4)	Represents payments on properties situated on land held under leases or other agreements

22	Q1/2009 Interim Report

Corporate Guarantees and Contingent Obligations
We conduct our operations through entities that are fully or proportionately consolidated in our financial statements except for our investment in Brookfield LePage Johnson Controls and a 23.75% investment in Oakridges, a residential development project in Toronto, which are both equity accounted.
We may be contingently liable with respect to litigation and claims that arise in the normal course of business as well as for certain obligations of our associates in joint ventures. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 22 to our consolidated financial statements.
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $1,137 million at March 31, 2009, compared with $1,168 million at December 31, 2008. Accounts payable and accrued liabilities decreased to $493 million from $525 million at December 31, 2008 and there was also a reduction in our residential payables largely due to the impact of foreign exchange as well as the slowing activity in that business. Land development debt increased to $454 million from $434 million at December 31, 2008. This financing is primarily recourse in nature to the underlying residential development properties and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 3.12% at March 31, 2009 (December 31, 2008 — 3.87%).
A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Mar. 31, 2009	Dec. 31, 2008

Accounts payable and accrued liabilities	$493	$525
Straight-line rent payable	73	70
Residential payables and accrued liabilities	117	139
Land development debt	454	434

Total	$1,137	$1,168

INTANGIBLE LIABILITIES
Intangible liabilities consist of below-market tenant leases and above-market ground lease obligations assumed on acquisitions, net of related accumulated amortization.
The components of intangible liabilities are as follows:

(Millions)	Mar. 31, 2009	Dec. 31, 2008

Intangible liabilities
Below-market leases	$967	$996
Above-market ground lease obligations	39	40

	1,006	1,036
Less accumulated depreciation
Below-market leases	(329)	(322)
Above-market ground lease obligations	(7)	(7)

Total net	$670	$707

FUTURE INCOME TAXES
At March 31, 2009, we had a future income tax liability of $242 million broken out as follows:

(Millions)	Mar. 31, 2009	Dec. 31, 2008

Future income tax assets related to non-capital losses and capital losses	$136	$134
Future income tax liabilities related to difference in tax and book basis, net	(378)	(381)

Total net	$(242)	$(247)

Together with our Canadian subsidiaries, we have future income tax assets of $32 million (December 31, 2008 — $32 million) that relate to non-capital losses which expire over the next 20 years and $75 million (December 31, 2008 — $73 million) that relate to capital losses which have no expiry. Our U.S. subsidiaries have future income tax assets of $29 million (December 31, 2008 — $29 million) that relate to net operating losses which expire over the next 20 years.
In December 2008, the company’s wholly-owned U.S. office properties subsidiary, Brookfield Properties, Inc. (“BPI”), determined that it would elect to be taxed as a real estate investment trust (“REIT”) pursuant to the Internal Revenue Code section 856. The REIT election was effective as of January 1, 2008. In general, a corporation that distributes at least 90% of its REIT taxable income to its shareholders in any taxable year, and complies with certain other requirements (relating primarily to its organization, the nature of its assets and the sources of its revenues) is

Brookfield Properties Corporation	23

not subject to United States federal income taxation to the extent of the income which it distributes. The company believes that BPI substantially met the qualifications for REIT status as of December 31, 2008 and intends for it to satisfy all such qualifications in the future.
The company believes that BPI will not be liable for income taxes at the federal level in the United States, or in most of the states in which it operates, in future years.
Income earned in our Canadian and U.S. operations conducted outside of the REIT structures, as well as distributions from the REIT structures, are subject to corporate tax. The company’s tax loss pools are available to reduce cash tax obligations.
CAPITAL SECURITIES — CORPORATE
Pursuant to CICA Handbook section 3862, “Financial Instruments — Disclosure and Presentation,” financial instruments that may be settled, at our option, in cash or the equivalent value of a variable number of the company’s equity instruments are required to be presented as a liability. Accordingly, certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.”
We have the following capital securities — corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2009(1)	Dec. 31, 2008(1)

Class AAA Series E(2)	8,000,000	70% of bank prime	$—	$—
Class AAA Series F	8,000,000	6.00%	159	163
Class AAA Series G	4,400,000	5.25%	109	109
Class AAA Series H	8,000,000	5.75%	158	162
Class AAA Series I	8,000,000	5.20%	158	164
Class AAA Series J	8,000,000	5.00%	158	163
Class AAA Series K	6,000,000	5.20%	117	121

Total			$859	$882

(1)	Net of transaction costs of $5 million and $6 million at March 31, 2009 and December 31, 2008, respectively

(2)	Owned by BAM; balance has been offset with a promissory note receivable from BAM

For redemption dates, refer to Note 15 of our 2008 consolidated financial statements in our Annual Report

For details regarding the terms on our capital securities — corporate, refer to our Annual Information Form
CAPITAL SECURITIES — FUND SUBSIDIARIES
We consolidate our investment in the U.S. Office Fund. Capital securities within our U.S. Office Fund are as follows:

(Millions)	Mar. 31, 2009	Dec. 31, 2008

Debt securities	$241	$240
Redeemable equity interests	433	471

Total	$674	$711

Debt securities consist of partner contributions to the U.S. Office Fund by way of an unsecured debenture.
Redeemable equity interests include $416 million representing the equity interest in the U.S. Office Fund held by our joint venture partner, The Blackstone Group (“Blackstone”). The balance of redeemable equity interests is comprised of $17 million of redeemable preferred securities bearing interest at 6%.
NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES
At March 31, 2009, non-controlling interests — fund subsidiaries was $229 million (December 31, 2008 — $212 million) and represents equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium.
NON-CONTROLLING INTERESTS — OTHER SUBSIDIARIES
In addition to our 100% owned subsidiaries and our U.S. Office Fund, we conduct our commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of our Canadian assets other than Brookfield Place in Toronto, and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and some of our Washington, D.C. assets. Also, our residential subsidiary, Carma Inc., consolidates UCAR Development LLC, a joint venture in which it holds a 50% interest.

24	Q1/2009 Interim Report

The following table details the components of non-controlling interests:

(Millions)	Others’ Equity Ownership	Mar. 31, 2009	Dec. 31, 2008

Common shares of BPO Properties(1)	10.8%	$44	$45
Limited partnership units of Brookfield Financial Properties	0.6%	13	13
UCAR joint venture	50.0%	10	10

Total		$67	$68

(1)	Canadian dollar denominated
Non-controlling interests in BPO Properties decreased to $44 million at March 31, 2009, from $45 million at December 31, 2008, primarily due to the impact of foreign exchange.
PREFERRED EQUITY — SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $303 million of preferred equity outstanding at March 31, 2009 issued by BPO Properties. These preferred shares represent low-cost capital to Brookfield Properties, without dilution to the common equity base. Dividends paid on these preferred shares are a component of non-controlling interest expense.
The following table details the preferred shares issued by BPO Properties:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Mar. 31, 2009	Dec. 31, 2008

	1,805,489	Series G	70% of bank prime	$36	$37
	3,816,527	Series J	70% of bank prime	76	78
	300	Series K	30-day BA + 0.4%	119	124
	2,847,711	Series M	70% of bank prime	56	58
	800,000	Series N	30-day BA + 0.4%	16	16

Total				$303	$313

During the first three months of 2009, dividends of $2 million were paid on preferred shares issued by BPO Properties, compared with $4 million during the same period in 2008.
PREFERRED EQUITY — CORPORATE
At March 31, 2009 we had $45 million of preferred equity outstanding. Similar to the preferred shares issued by subsidiaries, these preferred shares represent low-cost capital to us, without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as capital distributions.
We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2009	Dec. 31, 2008

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

For details regarding the terms on our preferred shares, refer to our Annual Information Form
During the first three months of 2009, we paid preferred dividends of $1 million, consistent with preferred dividends paid during the same period in 2008.
COMMON EQUITY
As at March 31, 2009, we had 391,118,440 issued and outstanding common shares. On a diluted basis, we had 407,153,160 common shares outstanding, calculated as follows:

	Mar. 31, 2009	Dec. 31, 2008

Common shares outstanding	391,118,440	391,118,440
Unexercised options	16,034,720	9,718,216

Common shares outstanding — diluted(1)	407,153,160	400,836,656

Common shares repurchased	—	2,268,600

(1)	Includes all potential common shares at March 31, 2009 and December 31, 2008

Brookfield Properties Corporation	25

We did not purchase any shares during the first quarter of 2009. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 38 million shares at an average price of $11.96 per share on a post-split adjusted basis.
At March 31, 2009, the book value of our common equity was $3.3 billion, compared with a market equity capitalization of approximately $2.2 billion, calculated as total common shares outstanding multiplied by $5.74, the closing price per common share on the New York Stock Exchange on March 31, 2009.
Our book value per share is calculated as follows:

(Millions, except per share information)	Mar. 31, 2009	Dec. 31, 2008

Shareholders’ equity	$3,371	$3,410
Less: preferred equity	(45)	(45)

	3,326	3,365
Add: option proceeds(1)	197	144

Fully diluted common shareholders’ equity	3,523	3,509
Fully diluted common shares outstanding	407.2	400.8

Book value per share	$8.65	$8.75

(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end
Like most commercial real estate companies within our peer group, our share price traded down materially in the latter part of 2008. Compounding the decline in 2008 and the beginning of 2009 across most major indices, commercial real estate was hit particularly hard as a result of perceived pressures on balance sheet liquidity from financing risk. In addition, companies with tenant exposure concentrated in financial service focused markets, like New York, experienced additional share price pressure. As a result of this, at March 31, 2009 our book value per share of $8.65 exceeded our market value per share. In evaluating whether the current trading price of our shares, or the general economic environment, was indicative of carrying values not being recoverable, a detailed impairment analysis was prepared for each of our properties and inventory. The analysis confirmed that the carrying value of our assets is supported by the cashflows expected to be generated through their operation.
CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next twelve months are to:
•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities which could include:
•	discretionary capital expenditures;

•	repurchase of our stock; and

•	property acquisitions.
We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancing of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue along with proceeds from financing activities will continue to provide the necessary funds for our short-term liquidity needs. However, material changes in these factors may adversely affect our net cashflows.

26	Q1/2009 Interim Report

Our principal liquidity needs for periods beyond the next twelve months are for scheduled debt maturities, non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:
•	cashflows from operations;

•	construction loans;

•	establishment of new funds;

•	proceeds from asset sales; and

•	our credit facilities and refinancing opportunities.
Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a loan-to-appraised value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.
Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.
Our focus on structuring financings with investment grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle, and so enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.
The sustainability of our capital strategy has been demonstrated by the $446 million in debt financings completed in the beginning of 2009, the proceeds from which were used to refinance existing obligations.
We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

Brookfield Properties Corporation	27

OPERATING RESULTS
NET INCOME
Our net income for the quarter ended March 31, 2009 was $38 million ($0.10 per diluted share) compared to $23 million ($0.06 per diluted share) during the same period in 2008. The net increase in net income is largely a result of:
•	a decrease in interest expense of $30 million ($0.08 per diluted share) as a result of reduced LIBOR rates on our floating rate debt;

•	a decrease of $8 million ($0.02 per diluted share) in depreciation and amortization expense;

•	a decrease of $5 million ($0.02 per diluted share) in general and administrative expenses;

•	a $3 million decrease ($0.01 per diluted share) in income tax expense as a result of the conversion of our legacy U.S. operations to a real estate investment trust (“REIT”), offset by:
•	a decrease of $13 million ($0.03 per diluted share) of commercial property operating income, primarily as a result of the impact of foreign exchange;

•	a decrease in residential operations of $12 million ($0.03 per diluted share) mainly due to decreased land sales and home closings as a result of the slowing economy and an oversupply of homes in the Alberta market in addition to the impact of foreign exchange; and

•	a reduction of $11 million ($0.03 per diluted share) in losses absorbed by co-investors in the U.S. Office Fund.

28	Q1/2009 Interim Report

Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

	Three months ended March 31
(Millions)	2009	2008

Total revenue	$592	$651

Net operating income
Commercial property operations
Operating income from commercial properties	327	340
Lease termination, non-recurring fee and other income	—	—

Total commercial property operations	327	340
Residential development operations	6	18
Interest and other income	7	10

	340	368
Expenses
Interest
Commercial property debt	132	162
Capital securities — corporate	12	15
Capital securities — fund subsidiaries	(6)	(8)
General and administrative	24	29
Non-controlling interests
Fund subsidiaries	7	(2)
Other subsidiaries	3	6
Depreciation and amortization	127	135
Income taxes	6	9
Other	—	—

Net income from continuing operations	35	22
Discontinued operations(1)	3	1

Net income	$38	$23

Net income per share — diluted
Continuing operations	$0.09	$0.06
Discontinued operations	0.01	—

	$0.10	$0.06

Funds from operations per share — diluted
Continuing operations	$0.31	$0.31
Discontinued operations	0.01	0.01

	$0.32	$0.32

(1)	Refer to page 36 for further details on discontinued operations
Our net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended March 31
(Millions, except per share amounts)	2009	2008

Net income	$38	$23
Preferred share dividends	(1)	(1)

Net income available to common shareholders	$37	$22

Weighted average shares outstanding — basic	391.1	393.0
Net income per share — basic	$0.10	$0.06

Weighted average shares outstanding — diluted	391.2	394.5
Net income per share — diluted	$0.10	$0.06

Weighted average shares outstanding — basic	391.1	393.0
Unexercised options	0.1	1.5

Weighted average shares outstanding — diluted	$391.2	$394.5

Brookfield Properties Corporation	29

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended March 31
(Millions)	2009	2008

Net income	$38	$23
Add (deduct) non-cash and certain non-recurring items:
Depreciation and amortization	127	135
Income taxes	6	9
Discontinued operations(1)	—	3
Non-controlling interests in above items(2)	(44)	(44)

Funds from operations	$127	$126

(1)	Represents depreciation and amortization, income taxes and dispositions related to discontinued operations

(2)	Includes non-cash component of capital securities -fund subsidiaries of $19 million (2008 — $22 million)
After providing for preferred share dividends, our funds from operations per diluted share, excluding lease termination income and gains, is calculated as follows:

	Three months ended March 31
(Millions, except per share amounts)	2009	2008

Funds from operations	$127	$126
Preferred share dividends	(1)	(1)

	126	125

Funds from operations per share — diluted	$0.32	$0.32

REVENUE
The components of revenue are as follows:

	Three months ended March 31
(Millions)	2009	2008

Commercial property revenue
Revenue from continuing operations	$536	$549
Recurring fee income	8	10

Total commercial property revenue	544	559
Revenue from residential development operations	41	82

Revenue from commercial property and residential development operations	585	641
Interest and other	7	10

Total	$592	$651

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $327 million in the three months ended March 31, 2009 compared with $340 million during the same period in 2008.
The components of commercial property net operating income from continuing operations are as follows:

	Three months ended March 31
(Millions)	2009	2008

Commercial property revenue
Revenue from current properties	$499	$503
Straight-line rental income	4	9
Intangible lease amortization	33	37

Revenue from continuing operations	536	549
Recurring fee income	8	10

Total commercial property revenue	544	559
Property operating costs	(217)	(219)

Commercial property net operating income	$327	$340

30	Q1/2009 Interim Report

Our Direct net operating income as well as our net operating income from our funds for the first quarter of 2009 and 2008 is as follows:

	Three months ended March 31
(Millions)	2009	2008

Direct
Same property	$169	$178
Recurring fee income	5	7

	174	185

U.S. Office Fund
Same property	142	142
Recurring fee income	1	1

	143	143

Canadian Office Fund
Same property	8	10
Recurring fee income	2	2

	10	12

Total commercial property net operating income	$327	$340

The components of commercial property net operating income from discontinued operations are as follows:

	Three months ended March 31
(Millions)	2009	2008

Discontinued operations
Revenue	$13	$23
Property operating expenses	(7)	(12)

Net operating income from discontinued operations	$6	$11

Owing to our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business. However, considering the severity of the current global economic slowdown, we are at risk that companies succumbing to financial pressures may no longer have a need for all of their space leading to increased supply. To date, we have had a handful of tenants declare bankruptcy but our results have not been materially impacted by this or by the softening market conditions. In addition, we continue to reduce our lease expiry profile for the upcoming years and continue to have in-place net rents below market rents across our portfolio, which will continue to add stability to our results going forward.
Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes as well as recurring fee income and lease termination and other income. Revenue from commercial properties totaled $544 million during the three months ended March 31, 2009, compared with $559 million during the same period in 2008.
Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. GAAP requires that these increases be recorded on a straight-line basis over the life of the lease. For the three months ended March 31, 2009, we recognized $4 million of straight-line rental revenue, as compared to $9 million during the same period in 2008.
Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $217 million during the first quarter of 2009, as compared to $219 million during the same period in 2008.
Substantially all of our leases are net leases in which the lessee is required to pay their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property net operating income. During the first quarter of 2009, occupancy decreased slightly due some lease expiries and lease terminations offset by lease-ups in New York, Washington, D.C., Houston, Los Angeles, Toronto and Minneapolis as compared to the same period in 2008. At March 31, 2009, average in-place net rent throughout the portfolio was $22.69 per square foot compared with $23.12 per square foot at March 31, 2008.

Brookfield Properties Corporation	31

The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at March 31, 2009:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown	4,438	12.7	$42.35	$60
Downtown	13,719	7.6	26.97	30
Boston, Massachusetts	1,990	6.0	30.87	28
Washington, D.C.	5,619	6.5	25.17	34
Houston, Texas	8,280	6.6	12.72	24
Los Angeles, California	4,530	5.7	19.95	23
Toronto, Ontario	7,618	6.3	20.16	20
Calgary, Alberta	5,681	9.0	22.99	30
Ottawa, Ontario	1,747	4.9	14.43	17
Denver, Colorado	1,327	6.3	17.55	22
Minneapolis, Minnesota	2,530	9.1	8.99	15
Other	1,253	7.3	11.50	21

Total Managed	58,732	7.0	22.58	29

Midtown, New York	2,089	5.0	24.71	60
Los Angeles, California	4,166	4.5	21.97	23

Total Non-Managed	6,255	4.7	22.83	35

Total(1)	64,987	6.8	$22.69	$29

(1)	Excludes developments
Our total portfolio occupancy rate decreased by 110 basis points to 94.3% at March 31, 2009 compared with 95.4% at March 31, 2008 primarily due to lease expiries offset by lease renewals.
A summary of our occupancy levels at the end of the first quarter for the past two years is as follows:

	Mar. 31, 2009		Mar. 31, 2008
	Leasable	%	Leasable	%
(Thousands of square feet)	Sq. Ft.	Leased	Sq. Ft.	Leased

New York, New York
Midtown	4,438	95.4	4,438	98.0
Downtown	13,719	98.9	13,719	98.9

Total New York, New York	18,157	98.1	18,157	98.7
Boston, Massachusetts	1,990	87.3	1,990	96.9
Washington, D.C.	5,619	91.8	5,619	92.0
Houston, Texas	8,280	94.6	8,280	95.2
Los Angeles, California	4,530	86.7	4,530	86.4
Toronto, Ontario	7,618	97.2	8,824	97.8
Calgary, Alberta	5,681	99.9	5,681	99.8
Ottawa, Ontario	1,747	99.8	1,750	99.3
Denver, Colorado	1,327	97.8	1,324	97.8
Minneapolis, Minnesota	2,530	92.4	2,530	92.8
Other	1,253	98.1	1,402	95.3

Total Managed	58,732	95.6	60,087	96.3

Midtown, New York	2,089	77.1	2,089	83.8
Los Angeles, California	4,166	84.3	4,094	88.7

Total Non-Managed	6,255	81.9	6,183	87.1

Total(1)	64,987	94.3	66,270	95.4

(1)	Excludes developments
During the three months ended March 31, 2009, we leased 2.0 million square feet of space at an average leasing net rent of $15.46 per square foot. This included 0.5 million square feet of new leases and 1.5 million square feet of renewals. The average leasing net rent for the quarter was lower than in previous periods due to our largest lease (with Target Corp.) for nearly 900,000 square feet which was below the estimated market rent. Expiring net rent for the portfolio averaged $14.88 per square foot.

32	Q1/2009 Interim Report

     The details of our leasing activity for the three months ended March 31, 2009 are as follows:

	Dec. 31, 2008		Activities During the Three Months Ended March 31, 2009					Mar. 31, 2009
				Average		Year One	Average
				Expiring		Leasing	Leasing
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	Leasable	Leased
(Square feet in 000’s)	Sq. Ft.(1,2)	Sq. Ft.(1,2)	Sq. Ft.(1)	($ per sq. ft.)	Sq. Ft.(1)	($ per sq. ft.)	($ per sq. ft.)	Sq. Ft.(1)	Sq. Ft.(1)

New York, New York
Midtown	4,438	4,271	(84)	$34.32	46	$17.65	$17.65	4,438	4,233
Downtown	13,719	13,578	(152)	14.26	147	21.17	28.61	13,719	13,573
Boston, Massachusetts	1,990	1,877	(178)	22.83	38	34.32	34.47	1,990	1,737
Washington, D.C.	5,619	5,240	(134)	26.97	55	33.00	34.99	5,619	5,161
Houston, Texas	8,280	7,855	(127)	15.88	104	18.91	19.39	8,280	7,832
Los Angeles, California	4,530	3,972	(221)	18.27	176	20.95	23.63	4,530	3,927
Toronto, Ontario	7,618	7,454	(283)	8.40	233	7.47	7.75	7,618	7,404
Calgary, Alberta	5,681	5,674	(40)	17.18	39	27.43	27.43	5,681	5,673
Ottawa, Ontario	1,747	1,737	(7)	14.66	14	18.39	18.41	1,747	1,744
Denver, Colorado	1,327	1,299	(6)	22.86	4	23.17	23.25	1,327	1,297
Minneapolis, Minnesota	2,530	2,342	(915)	7.53	912	5.05	8.56	2,530	2,339
Other	1,253	1,232	(2)	19.01	—	—	—	1,253	1,230

Total Managed	58,732	56,531	(2,149)	13.53	1,768	11.29	14.01	58,732	56,150

Midtown, New York	2,089	1,629	(87)	37.84	70	25.73	26.29	2,089	1,612
Los Angeles, California	4,166	3,488	(127)	22.37	150	20.52	22.42	4,166	3,511

Total Non-Managed	6,255	5,117	(214)	28.70	220	22.08	23.54	6,255	5,123

Total(1)	64,987	61,648	(2,363)	$14.88	1,988	$12.78	$15.46	64,987	61,273

(1)	Excludes developments

(2)	Restated for remeasurements performed during the first quarter of 2009
Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. and Brookfield LePage Johnson Controls. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 29 years and manages in excess of 55,000 units in over 280 condominium corporations. Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture manages nearly 199 million square feet of premises for major corporations and government, comprised of 101 million square feet of facility management services, 67 million square feet of workplace technology services and 30 million square feet of energy and sustainability services, representing growth of 22 million square feet of facility management services and 30 million square feet of energy and sustainability services.
The details of our fee income are as follows:

	Three months ended March 31
(Millions)	2009	2008

Property management, leasing, project management and other fees	$4	$5
Brookfield Residential Services Ltd. fees	4	5
Brookfield LePage Johnson Controls	—	—

Total	$8	$10

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent an important area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

Brookfield Properties Corporation	33

RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in five markets: Alberta, Ontario, Colorado, Texas and Missouri. Most of our land holdings were purchased in the mid-1990s, and as a result have an embedded cost advantage over many companies which acquired land at much higher prices.
Our residential development operations contributed $6 million of net operating income during the three months ended March 31, 2009, as compared to $18 million during the same period in 2008. The decrease is due mainly to decreased land sales and home closings caused by a slowing economy and an oversupply of homes in the Alberta market. Although there has been some impact to date on lot prices, housing sales prices have further reduced in 2009 relative to 2008 bringing margins on home sales closer to historical levels.
The components of residential development net operating income are as follows:

	Three months ended March 31
(Millions)	2009	2008

Sales revenue	$41	$82
Operating costs	(35)	(64)

Total	$6	$18

Lot sales for the first quarter of the past two years and the related revenue earned are as follows:

	Lot Sales		Lot Sales Revenue		Average Lot Sales Revenue
	(Units/Acres)		(Millions)		(Thousands)
Three months ended March 31	2009	2008	2009	2008	2009	2008

Single Family (Lots)
Alberta	174	180	$19	$33	$110	$171

Total Single Family (Lots)	174	180	19	33

Total Single Family (Acre Equivalent)(1)	25	26
Multi-Family, Commercial and Industrial (Acres)
Alberta	3	3	1	2	169	614
Texas	5	—	1	—	250	—

Total Land Sales Revenue			$21	$35

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region
Home sales for the first quarter of the past two years and the related revenue earned are as follows:

	Home Sales		Home Sales Revenue		Average Home Sales Revenue
	(Units/ Acres)		(Millions)		(Thousands)
Three months ended March 31	2009	2008	2009	2008	2009	2008

Single Family
Alberta	24	79	$6	$27	$245	$345
Ontario	19	28	4	9	212	324

	43	107	10	36
Multi-Family
Alberta	42	33	10	11	235	331

Total	85	140	20	$47

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs decreased to $35 million during the first three months of 2009 from $64 million during the same period in 2008. These costs decreased as a result of lower sales volume, declines in construction costs related to our home building operations as well as the impact of foreign exchange due to the decline in the Canadian dollar.

34	Q1/2009 Interim Report

INTEREST AND OTHER INCOME
Interest and other income includes interest charged on real estate mortgages and residential receivables, interest received on cash balances, and transactional gains. Interest and other income was $7 million during the first quarter of 2009, compared to $10 million during the same period in 2008. The decrease was somewhat attributable to a reduction in interest income as a result of a lower interest rate environment.
INTEREST EXPENSE
Commercial property debt
Interest expense relating to commercial property debt decreased to $132 million in the first quarter of 2009 from $162 million during the first quarter of 2008. This decrease is largely attributable to the benefit of lower LIBOR rates in 2009. Average LIBOR during the first quarter of 2009 was approximately 1.2% as compared to approximately 2.7% during the same period in 2008.
Capital securities — corporate
Interest expense on capital securities — corporate relates to preferred share dividends reclassified to interest expense. This amount decreased to $12 million during the three months ended March 31, 2009 from $15 million during the same period in 2008 due to foreign exchange fluctuations.
Capital securities -fund subsidiaries
Interest expense on capital securities -fund subsidiaries represents expenses related to the following interests in the U.S. Office Fund:

	Three months ended March 31
(Millions)	2009	2008

Interest on debt securities	$—	$6
Interest on redeemable equity interests	13	8

	13	14
Non-cash component(1)	(19)	(22)

Total	$(6)	$(8)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
Interest on debt securities decreased from $6 million in the prior period to nil in the current period as a result of a change in the estimated future settlement value of the obligation associated with the debt.
GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during the three months ended March 31, 2009 was $24 million compared to $29 million during the same period in 2008. Included in general and administrative expenses is a foreign exchange gain related to the monetary asset position we carry on our Canadian denominated assets. The gain for the first quarter of 2009 was $2 million (March 31, 2008 — $3 million), although this gain is partially offset by the impact of a weaker Canadian dollar on the translation of general and administrative expenses associated with our Canadian operations. Also included in general and administrative expenses is $4 million (March 31, 2008 - $4 million) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.
NON-CONTROLLING INTERESTS
Fund subsidiaries
Non-controlling interests in our U.S. Office Fund are as follows:

	Three months ended March 31
(Millions)	2009	2008

Non-controlling interests	$32	$20
Non-cash component(1)	(25)	(22)

Total non-controlling interests — fund subsidiaries	$7	$(2)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization

Brookfield Properties Corporation	35

Other subsidiaries
Non-controlling interests — other subsidiaries consists of earnings attributable to interests not owned by Brookfield Properties in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties.
For the three months ended March 31, 2009, dividends paid on shares issued by our subsidiaries decreased to $2 million from $4 million during the same period in 2008. Non-controlling interests in subsidiary earnings was $1 million in the first quarter of 2009 compared with $2 million in the first quarter of 2008.
The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Properties:

		Three months ended March 31
(Millions)	Type	2009	2008

BPO Properties	Redeemable preferred shares(1)	$2	$4
BPO Properties	Participating interests	1	2
Brookfield Financial Properties	Participating interests	—	—

Total		$3	$6

(1)	Non-participating
DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation for the three months ended March 31, 2009 decreased by $8 million to $127 million from $135 million during the same period in 2008 largely due to the impact of foreign exchange as well as the sale of TD Canada Trust Tower in Toronto in the third quarter of 2008.
INCOME TAXES
Income taxes for the three months ended March 31, 2009 were $6 million as compared to $9 million during the same period in the prior year. The decrease is partially attributable to the conversion of one of our U.S. subsidiaries to a REIT in the prior quarter.
DISCONTINUED OPERATIONS
During the first quarter of 2009, the four properties that comprise our Minneapolis portfolio, RBC Plaza, 33 South Sixth Street, and Gaviidae I and II, were classified as discontinued operations as we intend to exit this market in the next 12 months through sale of the properties. As a result of this classification, these assets are carried at their estimated fair value, based on a discounted cashflow valuation, less costs to sell.
During the first quarter of 2008, Acres House in Niagara Falls and one of the RBC Plaza buildings in Minneapolis were classified as discontinued operations. Acres House was sold subsequent to the first quarter of 2008.
The following table summarizes the income from discontinued operations:

	Three months ended March 31
(Millions)	2009	2008

Revenue	$13	$23
Operating expenses	(7)	(12)

	6	11
Interest expense	(3)	(7)

Funds from operations	3	4
Depreciation and amortization	—	(3)

Income from discontinued operations	$3	$1

36	Q1/2009 Interim Report

SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property and the residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S., and Toronto, Calgary and Ottawa in Canada. Approximately 83% of our commercial property net operating income is derived from the U.S. Our residential development operations are focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Missouri in the U.S. Details of the segmented financial information for our principal areas of business are as follows:

	Commercial				Residential
	United States		Canada		Development		Total
	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,
(Millions)	2009	2008	2009	2008	2009	2008	2009	2008

Assets
Commercial properties	$13,112	$13,147	$1,686	$1,754	$—	$—	$14,798	$14,901
Development properties	617	624	610	601	1,185	1,196	2,412	2,421
Receivables and other	595	562	118	115	234	241	947	918
Intangible assets	582	612	23	25	—	—	605	637
Restricted cash and deposits	93	112	1	2	—	2	94	116
Cash and cash equivalents	69	97	151	59	1	1	221	157
Assets related to discontinued operations	290	290	—	—	—	—	290	290

Total	$15,358	$15,444	$2,589	$2,556	$1,420	$1,440	$19,367	$19,440

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2009	2008	2009	2008	2009	2008	2009	2008

Revenues	$451	$447	$93	$112	$41	$82	$585	$641
Expenses	179	172	38	47	35	64	252	283

	272	275	55	65	6	18	333	358
Interest and other income	3	5	3	2	1	3	7	10

Net operating income from continuing operations	275	280	58	67	7	21	340	368
Interest expense
Commercial property debt	128	150	4	12	—	—	132	162
Capital securities — corporate	2	2	10	13	—	—	12	15
Capital securities — fund subsidiaries	(6)	(8)	—	—	—	—	(6)	(8)
General and administrative	15	18	9	11	—	—	24	29
Non-controlling interests
Fund subsidiaries	7	(2)	—	—	—	—	7	(2)
Other subsidiaries	—	—	3	6	—	—	3	6
Depreciation and amortization	113	119	14	16	—	—	127	135

Income before unallocated costs	16	1	18	9	7	21	41	31
Income taxes							6	9

Net income from continuing operations							35	22
Discontinued operations	3	1	—	—	—	—	3	1

Net income							$38	$23

Brookfield Properties Corporation	37

QUARTERLY RESULTS
The 2009, 2008 and 2007 results by quarter are as follows:

	2009	2008				2007
(Millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1(1)

Total Revenue	$592	$723	$715	$716	$651	$830	$687	$705	$620

Net operating income
Commercial property operations	327	322	325	341	340	318	321	317	304
Residential development operations	6	46	45	35	18	80	43	72	42
Interest and other	7	12	14	16	10	12	13	10	9

	340	380	384	392	368	410	377	399	355
Expenses
Interest
Commercial property debt	132	163	161	151	162	168	171	167	167
Capital securities — corporate	12	12	15	15	15	15	15	16	15
Capital securities — fund subsidiaries	(6)	(53)	(5)	(4)	(8)	(5)	(8)	(5)	(9)
General and administrative	24	19	25	30	29	27	23	24	29
Non-controlling interests
Fund subsidiaries	7	(7)	(10)	(3)	(2)	(22)	(12)	(31)	(10)
Other subsidiaries	3	4	4	6	6	7	6	6	4
Depreciation and amortization	127	148	128	134	135	134	132	132	121
Income taxes	6	(479)	20	21	9	4	19	28	18
Other	—	(24)	—	—	—	2	35	3	4

Net income from continuing operations	$35	$597	$46	$42	$22	$80	$(4)	$59	$16
Discontinued operations(2)	3	(139)	128	3	1	25	7	20	37

Net income	$38	$458	$174	$45	$23	$105	$3	$79	$53

Net income per share — basic
Continuing operations	$0.09	$1.50	$0.12	$0.11	$0.06	$0.20	$(0.02)	$0.16	$0.04
Discontinued operations(2)	0.01	(0.34)	0.32	—	—	0.07	0.02	0.04	0.09

	$0.10	$1.16	$0.44	$0.11	$0.06	$0.27	$—	$0.20	$0.13

Net income per share — diluted
Continuing operations	$0.09	$1.50	$0.12	$0.11	$0.06	$0.20	$(0.02)	$0.15	$0.04
Discontinued operations(2)	0.01	(0.34)	0.32	—	—	0.07	0.02	0.04	0.09

	$0.10	$1.16	$0.44	$0.11	$0.06	$0.27	$—	$0.19	$0.13

Funds from operations per share — diluted
Continuing operations	$0.31	$0.48	$0.37	$0.39	$0.31	$0.45	$0.34	$0.41	$0.30
Discontinued operations(2)	0.01	0.01	0.01	0.01	0.01	0.02	0.02	0.01	0.02

	$0.32	$0.49	$0.38	$0.40	$0.32	$0.47	$0.36	$0.42	$0.32

(1)	Per share amounts restated to include the effect of the three-for-two common stock split effective May 4, 2007

(2)	All quarters presented are net of non-controlling interests

38	Q1/2009 Interim Report

PART III — U.S. OFFICE FUND SUPPLEMENTAL INFORMATION
During 2006, we established and fully invested a U.S. Office Fund. This fund was created as a single purpose fund to acquire the Trizec portfolio. We successfully completed the acquisition of the Trizec portfolio, along with our joint venture partner, Blackstone, in the fourth quarter of 2006 for $7.6 billion.
The U.S. Office Fund now consists of 58 commercial properties totaling 31 million square feet and five development and redevelopment sites totaling three million square feet in New York, Washington, D.C., Houston and Los Angeles. The following represents our portfolio:

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties’	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

New York
The Grace Building	1	94.5	1,537	20	1,557	—	1,557	49.9	777	(426)	351
One New York Plaza	1	98.9	2,554	31	2,585	—	2,585	100	2,585	(1,416)	1,169
Newport Tower	1	96.2	1,059	41	1,100	—	1,100	100	1,100	(603)	497
1065 Avenue of the Americas	1	68.8	642	40	682	—	682	99	675	(370)	305
1411 Broadway	1	78.0	1,149	38	1,187	36	1,223	49.9	610	(334)	276
1460 Broadway	1	98.2	211	9	220	—	220	49.9	110	(60)	50

	6	91.4	7,152	179	7,331	36	7,367		5,857	(3,209)	2,648
Washington, DC
1200 K Street	1	97.6	366	24	390	44	434	100	434	(238)	196
1250 23rd Street	1	—	128	—	128	16	144	100	144	(79)	65
1250 Connecticut Avenue	1	98.5	163	21	184	26	210	100	210	(115)	95
1400 K Street	1	95.6	178	12	190	34	224	100	224	(123)	101
2000 L Street	1	85.8	308	75	383	—	383	100	383	(210)	173
2001 M Street	1	98.9	190	39	229	35	264	98	259	(142)	117
2401 Pennsylvania Avenue	1	86.9	58	19	77	16	93	100	93	(51)	42
Bethesda Crescent	3	90.6	241	27	268	68	336	100	336	(184)	152
One Reston Crescent	1	100.0	185	—	185	—	185	100	185	(101)	84
Silver Spring Metro Plaza	3	87.6	640	47	687	84	771	100	771	(422)	349
Sunrise Tech Park	4	95.8	315	1	316	—	316	100	316	(173)	143
Two Ballston Plaza	1	97.5	204	19	223	—	223	100	223	(122)	101
Victor Building	1	77.9	302	45	347	—	347	49.9	173	(95)	78
1550 & 1560 Wilson Blvd	2	87.0	248	35	283	76	359	100	359	(197)	162

	22	88.2	3,526	364	3,890	399	4,289		4,110	(2,252)	1,858
Houston
Allen Center
One Allen Center	1	99.2	914	79	993	—	993	100	993	(544)	449
Two Allen Center	1	98.8	987	9	996	—	996	100	996	(546)	450
Three Allen Center	1	95.3	1,173	22	1,195	—	1,195	100	1,195	(655)	540
1400 Smith Street	1	100.0	1,229	38	1,267	—	1,267	100	1,267	(697)	570
Cullen Center
Continental Center I	1	97.1	1,048	50	1,098	411	1,509	100	1,509	(826)	683
Continental Center II	1	83.7	428	21	449	81	530	100	530	(290)	240
KBR Tower	1	80.5	985	63	1,048	254	1,302	50	651	(357)	294
500 Jefferson Street	1	96.7	351	39	390	44	434	100	434	(237)	197

	8	94.7	7,115	321	7,436	790	8,226		7,575	(4,152)	3,423
Los Angeles
601 Figueroa	1	75.8	1,037	2	1,039	123	1,162	100	1,162	(636)	526
Bank of America Plaza	1	94.8	1,383	39	1,422	343	1,765	100	1,765	(967)	798
Ernst & Young Tower	1	83.3	910	335	1,245	391	1,636	100	1,636	(896)	740
Landmark Square	1	90.3	420	23	443	212	655	100	655	(359)	296
Marina Towers	2	93.1	356	25	381	87	468	50	234	(128)	106
5670 Wilshire Center	1	75.7	426	19	445	—	445	100	445	(244)	201
6060 Center Drive	1	89.2	253	15	268	113	381	100	381	(209)	172
6080 Center Drive	1	95.8	316	—	316	163	479	100	479	(263)	216
6100 Center Drive	1	94.0	294	—	294	168	462	100	462	(253)	209
701 B Street	1	87.1	523	37	560	—	560	100	560	(307)	253
707 Broadway	1	82.2	187	—	187	128	315	100	315	(172)	143
9665 Wilshire Blvd	1	98.5	171	—	171	64	235	100	235	(130)	105
Howard Hughes Spectrum	1	100.0	37	—	37	—	37	100	37	(20)	17
Howard Hughes Tower	1	64.4	334	2	336	141	477	100	477	(261)	216
Northpoint	1	75.9	105	—	105	45	150	100	150	(82)	68
Arden Towers at Sorrento	4	79.1	564	54	618	—	618	100	618	(338)	280
Westwood Center	1	89.7	304	25	329	—	329	100	329	(180)	149
Wachovia Center	1	85.8	486	14	500	161	661	100	661	(362)	299

	22	85.5	8,106	590	8,696	2,139	10,835		10,601	(5,807)	4,794

TOTAL COMMERCIAL	58	90.0	25,899	1,454	27,353	3,364	30,717		28,143	(15,420)	12,723

(1)	Represents the company’s consolidated interest before non-controlling interests

*	Italic — Non-managed properties

Brookfield Properties Corporation	39

				Brookfield		Brookfield
	Number		Owned	Properties’	Other	Properties’
	of	Total	Interest	Owned	Shareholder’s	Net Owned
(Square feet in 000’s)	Sites	Area	%	Interest (1)	Interests	Interest

Washington, D.C.
Reston Crescent	1	1,000	100	1,000	(548)	452

	1	1,000		1,000	(548)	452
Houston
1500 Smith Street	1	500	100	500	(274)	226
Allen Center Clay Street	1	600	100	600	(329)	271
Five Allen Center	1	1,100	100	1,100	(601)	499

	3	2,200		2,200	(1,204)	996

TOTAL DEVELOPMENT	4	3,200		3,200	(1,752)	1,448
REDEVELOPMENT
1225 Connecticut Avenue, Washington, D.C.	1	269	100	269	(147)	122

TOTAL DEVELOPMENT AND REDEVELOPMENT	5	3,469		3,469	(1,899)	1,570

(1)	Represents the company’s consolidated interest before non-controlling interests
Our 45% economic interest in the Trizec portfolio was initially purchased for $857 million, after the assumption of debt and acquisition financing totaling $3.7 billion in the fourth quarter of 2006.
At March 31, 2009, the impact of our investment in the U.S. Office Fund on our consolidated financial position and results can be summarized as follows:

		Funds from Operations
(Millions)	Balance Sheet	2009	2008
| | |
Midtown New York, New York	$1,239	$19	$22
Downtown New York, New York	1,277	28	26
Washington, D.C.	1,119	22	23
Houston, Texas	1,130	27	24
Los Angeles, California	2,604	46	47

	7,369	142	142
Property management and leasing fee income	—	1	1
Development properties	251	—	—

Total book value / Net operating income	7,620	143	143
Property specific and subsidiary debt / Interest expense	(5,724)	(56)	(80)
Partner capital (2)/ Interest expense and non-controlling interests	(903)	(45)	(34)

Total	993	42	29
Other assets (liabilities), net / Other income (expenses), net	(161)	1	3

Invested capital / Funds from operations(1)	$832	$43	$32

(1)	Fees paid by the Fund to Brookfield Properties are eliminated on consolidation. For the three months ended March 31, 2009, a total of $8 million of fees were paid to Brookfield Properties (2008 — $8 million) which resulted in a reduction of non-controlling interests expense of $5 million (2008 — $5 million) representing the net fees earned from partners

(2)	Includes both debt and equity capital invested
The U.S. Office Fund contributed $233 million of commercial property revenue and $143 million of net operating income during the three months ended March 31, 2009 (2008 — $228 million and $143 million, respectively) as follows:

(Millions)	2009	2008

Commercial property revenue
Revenue from current properties	$197	$188
Straight-line rental income	8	9
Intangible amortization	28	31

Total commercial property revenue	233	228
Property operating costs	(90)	(85)

Commercial property net operating income	$143	$143

40	Q1/2009 Interim Report

SUMMARY OF INVESTMENT
The following summarizes our investment in the U.S. Office Fund as at March 31, 2009:

			Brookfield Properties’			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial Properties
Midtown New York, New York	4	3,682	2,172	$1,239	$309	$930
Downtown New York, New York	2	3,685	3,685	1,277	397	880
Washington, D.C.	22	4,289	4,110	1,119	370	749
Houston, Texas	8	8,226	7,575	1,130	240	890
Los Angeles, California	22	10,835	10,601	2,604	419	2,185
Corporate U.S. Fund debt	—	—	—	—	3,989	(3,989)

	58	30,717	28,143	$7,369	$5,724	$1,645
Office development sites	4	3,200	3,200	99	—	99
Redevelopment sites	1	269	269	152	—	152

Total	63	34,186	31,612	$7,620	$5,724	$1,896

(1)	Represents consolidated interest before non-controlling interests
Commercial property debt relating to the U.S. Office Fund totaled $5,724 billion at March 31, 2009. The details are as follows:

				Brookfield Properties’
				Share (Millions)
Property	Location	Rate%	Maturity Date	Proportional(1)	Consolidated	Mortgage Details

2000 L Street	Washington, D.C.	6.26	April 2009	$35	$56	Non-recourse, fixed rate
Silver Spring Metro Plaza(2)	Washington, D.C.	6.00	June 2009	60	97	Non-recourse, floating rate
2401 Pennsylvania Avenue(2)	Washington, D.C.	6.00	June 2009	11	17	Non-recourse, floating rate
1250 Connecticut(2)	Washington, D.C.	6.00	June 2009	27	44	Non-recourse, floating rate
Waterview	Washington, D.C.	2.52	August 2009	3	5	Non-recourse, floating rate
Two Ballston Plaza	Washington, D.C.	6.90	March 2011	15	24	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	6.90	March 2011	20	32	Non-recourse, fixed rate
1460 Broadway	New York	5.11	November 2012	—	11	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	2.55	May 2013	—	57	Non-recourse, floating rate
1400 Smith Street	Houston	5.77	October 2013	149	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February 2014	68	110	Non-recourse, fixed rate
Grace Building	New York	5.54	July 2014	117	189	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July 2014	—	109	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September 2014	143	231	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December 2014	28	45	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February 2016	31	50	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March 2016	246	397	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April 2016	13	21	Non-recourse, fixed rate
U.S. Fund Pool debt	—	6.84	May 2011	137	305	Non-recourse, fixed rate
U.S. Fund corporate debt	—	2.96	October 2011	1,206	3,090	Non-recourse, floating rate
U.S. Fund Pool debt	—	1.21	October 2011	267	594	Non-recourse, floating rate

Total U.S. Office Fund		3.97		$2,576	$5,724

(1)	Reflects Brookfield Properties’ effective 45% interest

(2)	Property debt is cross-collateralized

Brookfield Properties Corporation	41

PART IV — CANADIAN OFFICE FUND SUPPLEMENTAL INFORMATION
During 2005, we established and fully invested a Canadian Office Fund. This fund was created as a single purpose fund to acquire the O&Y portfolio. We successfully completed the acquisition of the O&Y portfolio in the fourth quarter of 2005 for $1.8 billion.
The Canadian Office Fund, at the time of acquisition, consisted of 27 commercial properties totaling 11 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. However, certain of these properties were disposed of over the past couple of years and the Canadian Office Fund now consists of 12 commercial properties totaling eight million square feet primarily in Toronto, Calgary, Ottawa and Edmonton.
The following represents our Canadian Office Fund portfolio as of March 31, 2009:

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties’	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

Toronto
First Canadian Place	1	95.2	2,379	232	2,611	170	2,781	25	695	(76)	619
2 Queen Street East	1	98.6	448	16	464	81	545	25	136	(15)	121
151 Yonge Street	1	94.7	289	10	299	72	371	25	93	(10)	83

	3	95.6	3,116	258	3,374	323	3,697		924	(101)	823
Calgary
Altius Centre	1	98.1	303	3	306	72	378	25	95	(11)	84

	1	98.1	303	3	306	72	378		95	(11)	84
Ottawa
Place de Ville l	2	99.5	569	14	583	502	1,085	25	271	(30)	241
Place de Ville II	2	100.0	598	12	610	433	1,043	25	261	(29)	232
Jean Edmonds Towers	2	100.0	541	13	554	95	649	25	162	(18)	144

	6	99.7	1,708	39	1,747	1,030	2,777		694	(77)	617
Other Commercial
Canadian Western Bank, Edmonton	1	99.3	371	36	407	91	498	25	125	(14)	111
Enbridge Tower, Edmonton	1	100.0	184	—	184	30	214	25	54	(7)	47

	2	99.5	555	36	591	121	712		179	(21)	158

TOTAL COMMERCIAL	12	97.3	5,682	336	6,018	1,546	7,564		1,892	(210)	1,682

(1)	Represents the company’s consolidated interest before non-controlling interests

				Brookfield		Brookfield
	Number		Owned	Properties’	Other	Properties’
	of	Total	Interest	Owned	Shareholder’s	Net Owned
(Square feet in 000’s)	Sites	Area	%	Interest(1)	Interests	Brookfield

Ottawa
300 Queen Street	1	577	25	144	(16)	128

TOTAL DEVELOPMENT	1	577		144	(16)	128

(1)	Represents the company’s consolidated interest before non-controlling interests

42	Q1/2009 Interim Report

At March 31, 2009, the impact of our investment in the Canadian Office Fund on our consolidated financial position and results from continuing operations can be summarized as follows:

		Funds from Operations
(Millions)	Balance Sheet	2009	2008

Toronto, Ontario	$212	$5	$6
Calgary, Alberta	16	1	1
Ottawa, Ontario	79	2	2
Edmonton, Alberta and other	14	—	1

	321	8	10
Development properties	2	—	—

Total book value / Net operating income	323	8	10
Property specific and subsidiary debt / Interest expense	(129)	(2)	(2)

	194	6	8
Other assets (liabilities), net / Other income (expenses), net	(43)	—	—

Net investment / Funds from operations prior to fee income	151	6	8
Fee income	—	2	2

Invested capital / Funds from operations	$151	$8	$10

The Canadian Office Fund contributed $17 million of commercial property revenue and $10 million of net operating income from continuing operations during the three months ended March 31, 2009 (2008 – $21 million and $12 million, respectively) as follows:

(Millions)	2009	2008

Commercial property revenue
Revenue from current properties	$14	$17
Straight-line rental income	—	—
Intangible amortization	1	2

	15	19
Recurring fee income	2	2

Total commercial property revenue	17	21
Property operating costs	(7)	(9)

Commercial property net operating income	$10	$12

SUMMARY OF INVESTMENT
The following summarizes our investment in the Canadian Office Fund as at March 31, 2009:

			Brookfield Properties’			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial Properties
Toronto, Ontario	3	3,697	924	$212	$80	$132
Calgary, Alberta	1	378	95	16	16	—
Ottawa, Ontario	6	2,777	694	79	20	59
Other	2	712	179	14	13	1

Continuing Operations	12	7,564	1,892	$321	$129	$192

Development sites
Ottawa, Ontario	1	577	144	2	—	2

Total	13	8,141	2,036	$323	$129	$194

(1)	Represents consolidated interest before non-controlling interests

Brookfield Properties Corporation	43

Commercial property debt relating to the Canadian Office Fund totaled $129 million at March 31, 2009. The details are as follows:

				Brookfield
				Properties’
				Consolidated
Property	Location	Interest Rate %	Maturity Date	Share (Millions)	Mortgage Details

Enbridge Tower	Edmonton	6.72	June 2009	$2	Non-recourse, fixed rate
Place de Ville I	Ottawa	7.81	November 2009	5	Non-recourse, fixed rate
First Canadian Place	Toronto	8.06	December 2009	48	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	June 2012	9	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	January 2014	1	Non-recourse, fixed rate
2 Queen Street East	Toronto	5.64	December 2017	23	Non-recourse, fixed rate
Altius Centre	Calgary	5.64	December 2017	16	Non-recourse, fixed rate
Canadian Western Bank	Edmonton	5.64	December 2017	11	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	January 2024	14	Non-recourse, fixed rate

Total Canadian Office Fund		6.79		$129

44	Q1/2009 Interim Report

PART V – RISKS AND UNCERTAINTIES
Brookfield Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.
Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.
The following is a review of the material factors and the potential impact these factors may have on the company’s business operations. A more detailed description of the business environment and risks is contained in our Annual Information Form which is posted on our website at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
PROPERTY RELATED RISKS
Commercial properties
Our strategy is to invest in high-quality core office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings — see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.
Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.
As owners and managers of premier office properties, lease roll-overs also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.
Residential developments
The markets within our residential development and home building operations have been favorable over the past five years with strong demand for well located building lots, particularly in Alberta. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions. Nonetheless, the residential home building and development industry is cyclical and may be affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.
INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will allow us to most effectively manage interest rate risk.
As outlined under “Capital Resources and Liquidity,” beginning on page 26 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.
At March 31, 2009, we had a floating rate bank credit facility of $388 million which matures in June 2011. Additionally, we have a floating rate term facility with BAM of $300 million, the terms of which extend to 2010. At March 31, 2009, the balances drawn on these facilities were $312 million and $48 million, respectively. We also have a floating rate term loan facility established at the time of the Trizec acquisition, the terms of which extend to September 2009. The balance drawn on this facility as at March 31, 2009 was $104 million. There is a risk that bank lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. As a mitigating factor, we have been successful in negotiating extension options. Approximately 38% of the company’s outstanding commercial property debt at March 31, 2009 is

Brookfield Properties Corporation	45

floating rate debt (December 31, 2008 — 45%) and subject to fluctuations in interest rates. The effect of a 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt, up to 5% LIBOR, is an increase in interest expense of $44 million; $23 million net of non-controlling interests or $0.06 per share on an annualized basis. Taking into account our floating rate residential development debt and preferred shares issued by BPO Properties, a 100 basis point increase in rates would increase interest expense by an additional $8 million on an annualized basis. As discussed in the Derivative Financial Instruments section beginning on page 48, we have mitigated to some extent the exposure to interest rate fluctuations through interest rate derivative contracts.
We currently have a level of indebtedness for the company of 65% of gross book value. It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.
CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 7.7% of total leasable area.
We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 9 of this MD&A.
The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

			Year of	000’s	% of	Credit
	Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Rating(3)

1	Merrill Lynch(4)	New York/Toronto/Denver/Los Angeles	2013	4,923	7.7%	A
2	Government and Government Agencies(5)	All Markets	Various	3,155	4.9%	AAA
3	Chevron	Houston	2017	1,765	2.7%	AA
4	Wachovia	New York	2015	1,439	2.2%	AA+
5	CIBC	New York/Toronto/Calgary	2032	1,437	2.2%	A+
6	RBC Financial Group	Five Markets	2020	1,206	1.9%	AA-
7	Bank of Montreal	Toronto/Calgary	2018	1,134	1.7%	A+
8	Petro-Canada	Calgary	2028	1,015	1.6%	BBB
9	Kellogg, Brown & Root	Houston	2017	994	1.5%	Not Rated
10	JP Morgan Chase	New York/Denver/Houston/Los Angeles	2020	975	1.5%	A+
11	Goldman Sachs	New York	2012	896	1.4%	A
12	Target Corporation	Minneapolis	2023	886	1.4%	A+
13	Devon Energy	Houston	2020	863	1.3%	BBB+
14	Imperial Oil	Calgary	2016	717	1.1%	AAA
15	EnCana Corporation	Calgary/Denver	2018	707	1.1%	A-
16	Continental Airlines	Houston	2015	678	1.0%	B
17	Cadwalader, Wickersham & Taft	New York	2024	549	0.8%	Not Rated
18	Talisman Energy	Calgary	2015	539	0.8%	BBB
19	Amerada Hess Corporation	Houston	2011	478	0.7%	BBB-
20	Cleary, Gottlieb, Steen & Hamilton	New York	2031	470	0.7%	Not Rated

	Total			24,826	38.2%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From S&P, Moody’s Investor Service or DBRS

(4)	Merrill Lynch leases 4.6 million square feet in the World Financial Center (“WFC”), of which they occupy 2.8 million square feet with the balance being leased to various subtenants ranging in size up to 500,000 square feet. Of this 2.8 million square feet, 1.9 million is in 4 WFC, in which Merrill Lynch has a 49% interest, and 0.9 million square feet is in 2 WFC, in which Merrill Lynch has an effective 25% interest through zero-coupon notes.

(5)	Represents various U.S. and Canadian federal governments and agencies
Because we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We endeavor to ensure that adequate security has been provided in support of such mortgages.
Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, we retain title to the lots that are sold until the receivable balance is collected. Additionally, we maintain security over the lots that are sold, which can ultimately be taken back if receivables are not paid.

46	Q1/2009 Interim Report

LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 8% of our leases mature annually over the next five years. Excluding Merrill Lynch, our largest tenant, approximately 7% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 9 of this MD&A.
The following table sets out lease expiries, by square footage, for our portfolio at March 31, 2009:

	Currently	Remainder							2016
(000’s Sq. Ft.)	Available	2009	2010	2011	2012	2013	2014	2015	& Beyond	Subtotal	Parking	Total

Midtown, New York	205	92	213	66	17	634	154	92	2,965	4,438	—	4,438
Downtown, New York	146	153	315	676	427	4,759	410	2,156	4,677	13,719	281	14,000
Boston	253	15	152	454	48	32	32	—	1,004	1,990	276	2,266
Washington, D.C.	458	389	286	201	607	411	1,215	304	1,748	5,619	970	6,589
Los Angeles	603	70	222	481	977	193	418	203	1,363	4,530	1,156	5,686
Houston	448	94	276	782	1,153	776	605	684	3,462	8,280	838	9,118
Toronto	214	156	577	512	763	1,477	288	717	2,914	7,618	1,519	9,137
Calgary	8	23	344	680	457	502	148	1,022	2,497	5,681	1,023	6,704
Ottawa	3	26	8	8	11	1,130	9	543	9	1,747	1,030	2,777
Denver	30	36	106	99	88	152	133	60	623	1,327	503	1,830
Minneapolis	191	46	65	41	201	191	184	141	1,470	2,530	521	3,051
Other	23	38	181	142	90	105	43	115	516	1,253	385	1,638

Total Managed	2,582	1,138	2,745	4,142	4,839	10,362	3,639	6,037	23,248	58,732	8,502	67,234

Midtown, New York	477	196	181	66	425	123	74	252	295	2,089	36	2,125
Los Angeles	655	226	604	551	464	713	375	168	410	4,166	983	5,149

Total Non-Managed	1,132	422	785	617	889	836	449	420	705	6,255	1,019	7,274

Total	3,714	1,560	3,530	4,759	5,728	11,198	4,088	6,457	23,953	64,987	9,521	74,508
	5.7%	2.4%	5.4%	7.3%	8.8%	17.2%	6.3%	9.9%	37.0%	100.0%

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.
We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.
OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.
Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.
Taking into account the current state of the economy, 2009 likely will not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years. As we face the onset of a severe recession, it is possible we will see downward pressure on overall occupancy levels and net effective rents.
Brookfield maintains insurance on its properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other properties. This

Brookfield Properties Corporation	47

coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 5% of the value of the affected property. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence. The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions.
With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty now provides $2.5 billion of TRIA coverage for all U.S. properties and replaces what was provided by Realrisk Insurance Corporation (“Realrisk”), a wholly-owned captive insurance company; Realrisk continues to provide protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2008, we expect Realrisk to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.
Our Canadian properties are protected by a stand alone policy that covers all acts of terrorism for limits up to C$1 billion.
FOREIGN EXCHANGE FLUCTUATIONS
Approximately 19% of our assets and 23% of our revenues originate in Canada and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between the Canadian dollar and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets denominated in Canadian dollars through debt agreements denominated in Canadian dollars and from time to time, supplemented through the use of financial contracts as discussed below. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. In addition, we attempt to mitigate the currency risk of revenues denominated in Canadian dollars through similar means. At March 31, 2009, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $2 million on an annual basis.
DERIVATIVE FINANCIAL INSTRUMENTS
We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. In 2009 and 2008, we used the following derivative instruments to manage these risks:
•	Foreign currency forward contracts to hedge exposures to Canadian dollar denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of its variable rate debt; and

•	Total return swap on the company’s shares to economically hedge exposure to variability in share price under the Deferred Share Unit plan.
We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.
Foreign currency hedging
The following table provides details on foreign currency hedging relationships as at March 31, 2009 and December 31, 2008:

	Derivatives					Non-Derivatives
	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedging Item	Notional

March 31, 2009	—	—	—	—	—	Capital securities - corporate	C$750M
December 31, 2008	—	—	—	—	—	Capital securities - corporate	C$750M

48	Q1/2009 Interim Report

Interest rate hedging
The following table provides details on derivatives in interest rate hedging relationships outstanding as at March 31, 2009:

(Millions)	Hedging Item		Notional	Rate	Maturity	Fair Value	Hedged Item

March 31, 2009
	Interest rate cap		300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate swap	(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt
	Interest rate swap	(1)	1,000	Pay 1.38%	2011	(5)	Interest payments on LIBOR debt
December 31, 2008
	Interest rate cap		$3,100	6%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap		600	7%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap		300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate swap	(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt

(1)	For interest rate swaps, receive LIBOR
The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is nine years (2008 – nine years) as the hedged interest payments occur.
At March 31, 2009 and December 31, 2008, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.
The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.
Other derivatives
At March 31, 2009, our self-sustaining subsidiaries had foreign exchange contracts to sell a notional amount of US$21 million (2008 – US$21 million) at a weighted average exchange rate of US$1 = C$0.81 (December 31, 2008 US$1 = C$0.82) maturing in three months. The aggregate fair value of these contracts at March 31, 2009 was nil (December 31, 2008 – nil).
At March 31, 2009, the company had interest rate caps on a notional $3,100 million and $600 million at rates of 6% and 7%, respectively, that were not designated in a hedge relationship. The aggregate fair value of these contracts at March 31, 2009 was nil.
At March 31, 2009, we had a total return swap under which we receive the returns on a notional 1,001,665 Brookfield Properties’ common shares. The fair value of the total return swap was a loss of $8 million at March 31, 2009 (December 31, 2008 - $9 million loss) based on the market price of the underlying shares at that date. As at March 31, 2009, losses of $2 million in connection with the swap have been recorded in general and administrative expense (March 31, 2008 – $2 million).
The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

Brookfield Properties Corporation	49

PART VI — CRITICAL ACCOUNTING POLICIES AND ESTIMATES
CHANGES IN ACCOUNTING POLICIES

Goodwill and intangible Assets

In February 2008, the CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets.” Section 3064 replaces Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs” and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Various changes have also been made to other sections of the CICA Handbook for consistency purposes. As a result of these related amendments, principally to Section 1000; “Financial Statement Concepts,” any expenses deferred pursuant to “matching” concepts and which do not otherwise meet the definition of an asset, are no longer eligible for capitalization. We adopted the new standards on January 1, 2009 and, consistent with transition provisions in Section 3064, we have adopted the standards retrospectively with restatement. The adoption of these standards resulted in a reduction of receivables and other of $17 million with a corresponding charge against opening retained earnings at January 1, 2008.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. Consequently, IFRS will be applicable for interim and annual financial statements relating to the fiscal periods beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts we report for the year ended December 31, 2010. We are in the process of assessing the impact of adoption of IFRS for 2011 and continue to monitor and assess the impact of the convergence of Canadian GAAP and IFRS as new standard changes are introduced over the transitional period.
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.
Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.
Impairment of Assets
We review the long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates a potential impairment in value. An asset is considered impaired when the undiscounted future cashflows are not sufficient to recover the asset’s carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cashflows is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods, as well as the selection of discount and capitalization rates.
The fair value of mortgages receivable depends upon the financial stability of the issuer and the economic value of the underlying security.

50	Q1/2009 Interim Report

RELATED-PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements.
At March 31, 2009, we had approximately $15 million (December 31, 2008 - $15 million) of indebtedness outstanding to our parent company, BAM and its affiliates. Additionally, we renewed a $300 million line from BAM in the form of a two-year revolving credit facility to December 2010. The outstanding balance on this facility at March 31, 2009 was $48 million. Interest expense related to this indebtedness, totaled $0.5 million for the three months ended March 31, 2009, compared to nil for the same period in 2008. Included in rental revenues are amounts received from BAM, and its affiliates for the rental of office premises of $0.4 million for the three months ended March 31, 2009 (2008 - $0.5 million). These amounts have been recorded at the exchange amount. In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course and at market rates or at cost. The expense for the quarter ended March 31, 2009 was nil.
Bryan K. Davis
Senior Vice President and Chief Financial Officer
May 1, 2009

Brookfield Properties Corporation	51

DISTRIBUTIONS
Distributions paid by the company during the first quarter of 2009 and the year ended 2008 are as follows:

		Three months ended	Year ended
	Currency	Mar. 31, 2009	Dec. 31, 2008

Common shares	US$	$0.1400	$0.5600
Class A preferred shares	C$	0.0208	0.0833
Class AA Series E preferred shares	C$	0.1458	0.8776
Class AAA Series E preferred shares	C$	0.1805	0.8457
Class AAA Series F preferred shares	C$	0.3750	1.5000
Class AAA Series G preferred shares	US$	0.3281	1.3125
Class AAA Series H preferred shares	C$	0.3594	1.4375
Class AAA Series I preferred shares	C$	0.3250	1.3000
Class AAA Series J preferred shares	C$	0.3125	1.2500
Class AAA Series K preferred shares	C$	0.3250	1.3000

52	Q1/2009 Interim Report

Consolidated Balance Sheets

		Mar. 31, 2009	Dec. 31, 2008
(US Millions)	Note	Unaudited	Audited

Assets
Commercial properties	3	$14,798	$14,901
Commercial developments	4	1,227	1,225
Residential developments	5	1,185	1,196
Receivables and other	6	947	918
Intangible assets	7	605	637
Restricted cash and deposits	8	94	116
Cash and cash equivalents	25	221	157
Assets related to discontinued operations	9	290	290

		$19,367	$19,440

Liabilities
Commercial property debt	10	$11,598	$11,505
Accounts payable and other liabilities	11	1,137	1,168
Intangible liabilities	12	670	707
Future income tax liabilities	13	242	247
Liabilities related to discontinued operations	9	217	217
Capital securities – corporate	14	859	882
Capital securities – fund subsidiaries	15	674	711
Non-controlling interests – fund subsidiaries	15	229	212
Non-controlling interests – other subsidiaries	16	67	68
Preferred equity – subsidiaries	17	303	313
Shareholders’ equity
Preferred equity – corporate	18	45	45
Common equity		3,326	3,365

		$19,367	$19,440

See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	53

Consolidated Statements of Income

Unaudited		Three months ended March 31
(US Millions, except per share amounts)	Note	2009	2008

Total revenue	21	$592	$651

Net operating income
Commercial property operations	21	$327	$340
Residential development operations	21	6	18
Interest and other	21	7	10

		340	368
Expenses
Interest
Commercial property debt		132	162
Capital securities – corporate		12	15
Capital securities – fund subsidiaries	15	(6)	(8)
General and administrative		24	29
Non-controlling interests
Fund subsidiaries	15	7	(2)
Other subsidiaries		3	6
Depreciation and amortization		127	135
Income taxes	13	6	9

Net income from continuing operations		35	22
Discontinued operations	9	3	1

Net income		$38	$23

Earnings per share – basic and diluted	19
Continuing operations		$0.09	$0.06
Net income		$0.10	$0.06

See accompanying notes to the consolidated financial statements

54	Q1/2009 Interim Report

Consolidated Statements of Changes in Common Equity

Unaudited		Three months ended March 31
(US Millions)	Note	2009	2008

Common shares
Balance, beginning of period		$2,274	$2,282
Shares repurchased		—	(2)
Proceeds from shares issued on exercise of options		—	4

Balance, end of period	19	2,274	2,284

Contributed surplus
Balance, beginning of period		—	—
Shares repurchased		—	(2)
Stock-based compensation awards	20	1	2

Balance, end of period		1	—

Retained earnings
Balance, beginning of period		1,098	659
Net income		38	23
Shareholder distributions
Preferred share dividends – corporate		(1)	(1)
Common share dividends		(55)	(55)
Cumulative impact of changes in accounting policies	2	—	(17)
Amount paid in excess of the book value of common shares purchased for cancellation		—	(2)

Balance, end of period		1,080	607

Accumulated other comprehensive (loss) income
Balance, beginning of period		(7)	92
Other comprehensive loss for the period		(22)	(24)

Balance, end of period	19	(29)	68

Total retained earnings and accumulated other comprehensive income		1,051	675

Total common equity		$3,326	$2,959

See accompanying notes to the consolidated financial statements
Consolidated Statements of Comprehensive Income

Unaudited		Three months ended March 31
(US Millions)	Note	2009	2008

Net income		$38	$23

Other comprehensive loss
Change in foreign currency translation losses on investments in subsidiaries		(36)	(40)
Gains arising from hedges of net investments in subsidiaries, net of taxes of nil (2008 – $7 million)		19	23
Net losses on derivatives designated as cash flow hedges, net of non-controlling interests, net of taxes of nil (2008 – $1 million)		(5)	(7)

Total other comprehensive loss		(22)	(24)

Comprehensive income		$16	$(1)

See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	55

Consolidated Statements of Cashflow

Unaudited		Three months ended March 31
(US Millions)	Note	2009	2008

Operating activities
Net income		$38	$23
Depreciation and amortization		127	138
Income taxes		—	9
Amortization of value of acquired operating leases to rental revenue, net		(33)	(37)
Straight-line rent, net		(4)	(9)
Amortization of transaction costs		5	2
Stock option and deferred share unit grant expense		1	2
Non-controlling interests – fund and other subsidiaries		10	4
Non-cash component of capital securities – fund subsidiaries	15	(19)	(22)
Deferred leasing costs		(11)	(23)
Increase in land and housing inventory and related working capital		(20)	(61)
Working capital and other		(50)	(18)

		44	8

Financing activities and capital distributions
Commercial property debt arranged		21	199
Commercial property debt repaid		(33)	(226)
Corporate credit facilities arranged		139	105
Capital securities arranged – fund subsidiaries		5	17
Capital securities redeemed – fund subsidiaries		(27)	—
Non-controlling interest contributions arranged – fund subsidiaries		6	6
Land development debt arranged		44	17
Land development debt repaid		(12)	(19)
Distributions to non-controlling interests		(2)	(5)
Common shares issued		—	4
Common shares repurchased		—	(6)
Preferred share dividends		(1)	(1)
Common share dividends		(55)	(55)

		85	36

Investing activities
Loans receivable		—	1
Acquisitions of commercial properties, net	25	—	(16)
Restricted cash and deposits		15	40
Commercial development and redevelopment investments		(43)	(86)
Commercial property tenant improvements		(27)	(13)
Capital expenditures		(10)	(14)

		(65)	(88)

Increase (decrease) in cash resources		64	(44)
Opening cash and cash equivalents		157	214

Closing cash and cash equivalents		$221	$170

See accompanying notes to the consolidated financial statements

56	Q1/2009 Interim Report

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
Reference is made to the most recently-issued Annual Report of Brookfield Properties Corporation (the “company” or “Brookfield Properties”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 and Note 2 to the Consolidated Financial Statements included in that report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies described in Note 2. Financial information in this report reflects any adjustments that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.
The results reported in these consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
NOTE 2: CHANGES IN ACCOUNTING POLICIES
Goodwill and Intangible Assets
In February 2008, the CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets.” Section 3064 replaces Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs” and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Various changes have also been made to other sections of the CICA Handbook for consistency purposes. As a result of these related amendments, principally to Section 1000; “Financial Statement Concepts,” any expenses deferred pursuant to “matching” concepts and which do not otherwise meet the definition of an asset, are no longer eligible for capitalization. The company adopted the new standards on January 1, 2009 and, consistent with transition provisions in Section 3064, the company has adopted the standards retrospectively with restatement. The adoption of these standards resulted in a reduction of receivables and other of $17 million with a corresponding charge against opening retained earnings at January 1, 2008.
NOTE 3: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	Mar. 31, 2009	Dec. 31, 2008

Commercial properties
Land	$2,690	$2,697
Building and improvements	13,482	13,501

Total commercial properties	16,172	16,198
Less: Accumulated depreciation	(1,374)	(1,297)

Total	$14,798	$14,901

Depreciation and amortization on commercial properties for the three months ended March 31, 2009 was $95 million (2008 – $97 million).
NOTE 4: COMMERCIAL DEVELOPMENTS
During the first quarter of 2009, the company capitalized a total of $42 million (2008 – $88 million) of costs related to commercial developments. Included in this amount is $30 million (2008 – $72 million) of construction and related costs and $12 million (2008 – $16 million) of interest capitalized to the company’s commercial development sites.
NOTE 5: RESIDENTIAL DEVELOPMENTS
Residential developments consists of the following:

(Millions)	Mar. 31, 2009	Dec. 31, 2008

Land under development	$361	$390
Housing inventory	89	88
Land held for development	735	718

Total	$1,185	$1,196

During 2009, the company capitalized a total of $4 million (December 31, 2008 – $30 million) of interest related to residential developments and recovered $2 million of interest during 2009 (December 31, 2008 – $17 million) through the sale of properties.
Residential developments of $686 million are pledged as security for land development debt (December 31, 2008 – $645 million).

Brookfield Properties Corporation	57

NOTE 6: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2009	Dec. 31, 2008

Accounts receivable	$123	$137
Straight-line rent and free rent receivables	414	409
Real estate mortgages	21	21
Residential receivables and other assets	234	241
Prepaid expenses and other assets	155	110

Total	$947	$918

NOTE 7: INTANGIBLE ASSETS
The components of intangible assets are as follows:

(Millions)	Mar. 31, 2009	Dec. 31, 2008

Intangible assets
Lease origination costs	$367	$382
Tenant relationships	488	499
Above-market leases and below-market ground leases	65	66

	920	947

Less accumulated amortization
Lease origination costs	(153)	(151)
Tenant relationships	(141)	(138)
Above-market leases and below-market ground leases	(21)	(21)

Total net	$605	$637

NOTE 8: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Restricted cash and deposits totaled $94 million at March 31, 2009 (December 31, 2008 – $116 million).
NOTE 9: DISCONTINUED OPERATIONS
At March 31, 2009, the four properties that comprise the company’s Minneapolis portfolio, RBC Plaza, 33 South Sixth Street, and Gaviidae I and II, were classified as discontinued operations as the company intends to exit this market in the next 12 months through sale of the properties. As a result of this classification, these assets are carried at their estimated fair value, based on a discounted cashflow valuation, less costs to sell.
The following table summarizes the income and gains from discontinued operations:

	Three months ended March 31
(Millions)	2009	2008

Revenue	$13	$23
Operating expenses	(7)	(12)

	6	11
Interest expense	(3)	(7)
Depreciation and amortization	—	(3)

Income from discontinued operations	$3	$1

Income (loss) and gains from discontinued operations per share – basic and diluted	$0.01	$0.01

58	Q1/2009 Interim Report

NOTE 10: COMMERCIAL PROPERTY DEBT
Commercial property debt includes $11,331 million of debt that is secured by commercial properties and commercial developments, and $464 million of corporate facilities that are not secured.
The weighted average interest rate at March 31, 2009 was 4.82% (December 31, 2008 – 5.07%). Approximately 62% of the company’s outstanding debt at March 31, 2009 is fixed rate debt (December 31, 2008 – 55%). Approximately 93% of the company’s outstanding debt at March 31, 2009 is non-recourse to the company (December 31, 2008 – 94%).
Commercial property debt includes $1,281 million (2008 – $1,303 million) repayable in Canadian dollars of C$1,615 million (2008 – C$1,591 million), all of which is payable by self-sustaining foreign subsidiaries.
Included in total commercial property debt is $10 million (December 31, 2008 – $11 million) of premiums representing the unamortized difference between the fair value of mortgages assumed on acquisitions and the corresponding contractual principal amounts at the date of assumption. This amount is amortized over the remaining term of the debt as an adjustment to interest expense following the effective interest method.
Commercial property debt maturities and scheduled principal repayments for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization	Maturities	Total(1)	Mar. 31, 2009

Remainder 2009	$129	$710	$839	4.19%
2010	182	349	531	3.95%
2011(2)	188	4,831	5,019	3.49%
2012	198	177	375	6.27%
2013	61	1,273	1,334	5.89%
2014 and thereafter	669	3,028	3,697	6.14%

Total commercial property debt	$1,427	$10,368	$11,795	4.82%

(1)	Includes $197 million of commercial property debt related to discontinued operations at March 31, 2009 (December 31, 2008 – $199)

(2)	Corporate mezzanine debt of $3,090 million within the U.S. Office Fund matures in 2011
NOTE 11: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	Mar. 31, 2009	Dec. 31, 2008

Accounts payable and accrued liabilities	$493	$525
Straight-line rent payable	73	70
Residential payables and accrued liabilities	117	139
Land development debt	454	434

Total	$1,137	$1,168

Land development debt of $454 million (2008 – $434 million) is secured by the underlying properties of the company’s residentIal development business segment. The weighted average interest rate on these advances as at March 31, 2009 was 3.12% (2008 – 3.87%). Approximately 7% of the company’s outstanding land development debt at March 31, 2009 is fixed rate debt (December 31, 2008 – 8%).
Land development debt totaling $394 million are due by the end of 2009, with the remaining balances due prior to 2014 as follows:

	Weighted Average	Principal Repayments						Mar. 31,	Dec. 31,
	Interest Rate at	Remainder					2014	2009	2008
(Millions)	Mar. 31, 2009	2009	2010	2011	2012	2013	& Beyond	Total	Total

Land development debt	3.12%	$394	$49	$8	$3	$—	$—	$454	$434

Brookfield Properties Corporation	59

NOTE 12: INTANGIBLE LIABILITIES
The components of intangible liabilities are as follows:

(Millions)	Mar. 31, 2009	Dec. 31, 2008

Intangible liabilities
Below-market leases	$967	$996
Above-market ground lease obligations	39	40

	1,006	1,036

Less accumulated amortization
Below-market leases	(329)	(322)
Above-market ground lease obligations	(7)	(7)

Total net	$670	$707

NOTE 13: INCOME TAXES
Sources of future income tax balances are as follows:

(Millions)	Mar. 31, 2009	Dec. 31, 2008

Future income tax assets related to non-capital losses and capital losses	$136	$134
Future income tax liabilities related to difference in tax and book basis, net	(378)	(381)

Total net	$(242)	$(247)

The company and its Canadian subsidiaries have future income tax assets of $32 million (December 31, 2008 – $32 million) that relate to noncapital losses which expire over the next 20 years and $75 million (December 31, 2008 – $73 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $29 million (December 31, 2008 - $29 million) that relate to net operating losses which expire over the next 20 years.
The components of income tax expense are as follows:

	Three months ended March 31
(Millions)	2009	2008

Income tax expense at the Canadian federal and provincial income tax rate of 33.0% (2008 – 33.5%)	$14	$10
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	4	5
Lower income tax rates in other jurisdictions	(10)	(2)
Foreign exchange gains and losses	(5)	(5)
Other	3	1

Total net	$6	$9

NOTE 14: CAPITAL SECURITIES – CORPORATE
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	Mar. 31, 2009(1)	Dec. 31, 2008

Class AAA Series E(2)	12,000,000	8,000,000	70% of bank prime	$—	$—
Class AAA Series F	8,000,000	8,000,000	6.00%	159	163
Class AAA Series G	6,000,000	4,400,000	5.25%	109	109
Class AAA Series H	8,000,000	8,000,000	5.75%	158	162
Class AAA Series I	8,000,000	8,000,000	5.20%	158	164
Class AAA Series J	8,000,000	8,000,000	5.00%	158	163
Class AAA Series K	8,000,000	6,000,000	5.20%	117	121

Total				$859	$882

(1)	Net of transaction costs of $5 million at March 31, 2009 (2008 – $6 million) which are amortized to interest expense over the life of the securities following the effective interest method

(2)	Owned by Brookfield Asset Management Inc. (“BAM”); balance has been offset with a promissory note receivable from BAM – refer to Note 25(a)
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

60	Q1/2009 Interim Report

NOTE 15: U.S. OFFICE FUND
The company’s interest in the U.S. Office Fund portfolio is held, in part, through an indirect interest in TRZ Holdings LLC, an entity established by the company and The Blackstone Group (“Blackstone”). The company consolidates TRZ Holdings LLC and the underlying portfolio of properties as, through its subsidiaries; it is the most closely associated member of a related party group that will absorb the majority of the variability of TRZ Holdings LLC’s operations. Third party interests in the U.S. Office Fund are as follows:

(Millions)	Mar. 31, 2009	Dec. 31, 2008

Capital securities – fund subsidiaries
Debt securities	$241	$240
Redeemable equity interests	433	471

	674	711
Non-controlling interests – fund subsidiaries	229	212

Total	$903	$923

Debt securities consist of contributions to the U.S. Office Fund by an institutional investor in the Brookfield Properties-led consortium in the form of an unsecured debenture.
Redeemable equity interests include $416 million (2008 – $426 million) representing the equity interest in the U.S. Office Fund held by Blackstone. The balance of redeemable equity interests consists of $17 million (2008 – $45 million) of redeemable preferred securities bearing interest at 6%.
Non-controlling interests – fund subsidiaries represent equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium.
The income statement effect of the aforementioned interests in the U.S. Office Fund is as follows:

	Three months ended March 31
(Millions)	2009	2008

Interest on debt securities	$—	$6
Interest on redeemable equity interests	13	8

	13	14
Non-cash component(1)	(19)	(22)

Total interest expense – capital securities – fund subsidiaries	$(6)	$(8)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
Interest on debt securities decreased from $6 million in the prior period to nil in the current period as a result of a change in the estimated future settlement value of the obligation associated with the debt.

	Three months ended March 31
(Millions)	2009	2008

Non-controlling interests	$32	$20
Non-cash component(1)	(25)	(22)

Non-controlling interests – fund subsidiaries	$7	$(2)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
NOTE 16: NON-CONTROLLING INTERESTS – OTHER SUBSIDIARIES
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities and residential development operations which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	Mar. 31, 2009	Dec. 31, 2008

Common shares of BPO Properties(1)	10.8%	$44	$45
Limited partnership units of Brookfield Financial Properties	0.6%	13	13
UCAR joint venture	50.0%	10	10

Total		$67	$68

(1)	Canadian dollar denominated

Brookfield Properties Corporation	61

NOTE 17: PREFERRED EQUITY – SUBSIDIARIES
Subsidiaries preferred shares outstanding total $303 million (2008 – $313 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Mar. 31, 2009	Dec. 31, 2008

BPO Properties	1,805,489	Series G	70% of bank prime	$36	$37
	3,816,527	Series J	70% of bank prime	76	78
	300	Series K	30-day BA + 0.4%	119	124
	2,847,711	Series M	70% of bank prime	56	58
	800,000	Series N	30-day BA + 0.4%	16	16

Total				$303	$313

NOTE 18: PREFERRED EQUITY – CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2009	Dec. 31, 2008

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
NOTE 19: COMMON EQUITY
(a) Common shares
The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Mar. 31, 2009	Dec. 31, 2008

Common shares outstanding, beginning of period	391,118,440	392,805,608
Shares issued as a result of exercise of options	—	581,432
Shares repurchased for cancellation	—	(2,268,600)

Common shares outstanding, end of period	391,118,440	391,118,440

(b) Accumulated other comprehensive (loss) income
As of March 31, 2009, accumulated other comprehensive income consists of the following amounts:

	As at March 31
(Millions)	2009	2008

Unrealized foreign currency translation (losses) gains on investments in subsidiaries, net of related hedging activities	$(5)	$98
Losses on derivatives designated as cash flow hedges(1), net of taxes and non-controlling interests	(24)	(30)

Accumulated other comprehensive (loss) income	$(29)	$68

(1)	Includes losses of $2 million which will be reclassified to interest expense over the next 12 months (2008 – $0.3 million)

62	Q1/2009 Interim Report

(c) Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended March 31
(Millions, except per share amounts)	2009	2008

Net income from continuing operations	$35	$22
Preferred share dividends	(1)	(1)

Net income from continuing operations available to common shareholders	$34	$21

Net income	$38	$23
Preferred share dividends	(1)	(1)

Net income available to common shareholders	$37	$22

Weighted average shares outstanding – basic	391.1	393.0
Unexercised dilutive options	0.1	1.5

Weighted average shares outstanding – diluted(1)	391.2	394.5

(1)	The diluted weighted average shares outstanding excludes 11.3 million shares in 2009 as the options were anti-dilutive
NOTE 20: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.
During the first quarter of 2009, the company granted 6,241,505 stock options (2008 – 2,155,299), under the Share Option Plan with a weighted average exercise price of $6.17 per share (2008 - $18.60 per share), which was equal to the five day volume weighted average price of a share on the Toronto Stock Exchange or the New York Stock Exchange, as applicable, for the five business days preceding the effective grant date of February 18, 2009. At the grant date, the options had a weighted average fair value of $0.28 (2008 – $5.38) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 30% volatility (2008 – 34%), a weighted average dividend yield of 5.0% (2008 -3.3%) and a risk free interest rate of 2.3% (2007 – 3.4%). The resulting total compensation of $2 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.
At March 31, 2009, the company had a total of 1,093,479 deferred share units outstanding (December 31, 2008 – 1,054,590) of which 1,090,682 were vested (December 31, 2008 – 1,042,147).
Employee compensation expense related to the stock option and the Deferred Share Unit plans for the three months ended March 31, 2009 was $1 million (2008 – $2 million).
NOTE 21: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

	Three months ended March 31
(Millions)	2009	2008(1)

Revenue from commercial property operations	$544	$559
Revenue from residential development operations	41	82

	585	641
Interest and other income	7	10

Total	$592	$651

(1)	Comparative figures have been reclassified to conform with the current year’s presentation
(b) Commercial property operations
The company’s commercial property operations from continuing operations are as follows:

	Three months ended March 31
(Millions)	2009	2008(1)

Revenue	$544	$559
Property operating costs	(217)	(219)

Commercial property net operating income	$327	$340

(1)	Comparative figures have been reclassified to conform with the current year’s presentation

Brookfield Properties Corporation	63

For the three months ended March 31, 2009, rental revenues from Merrill Lynch accounted for 12% of total U.S. revenues (March 31, 2008 – 11%). For the three months ended March 31, 2009, rental revenues from Merrill Lynch accounted for 1% of total Canadian revenues (March 31, 2008 – 1%). On a consolidated basis, rental revenues from Merrill Lynch accounted for 10% of total revenue for the three months ended March 31, 2009 (March 31, 2008 – 8%).
For the three months ended March 31, 2009, rental revenues from Merrill Lynch accounted for 12% of total U.S. commercial property revenues (March 31, 2008 – 12%). For the three months ended March 31, 2009, rental revenues from Merrill Lynch accounted for 1% of total Canadian commercial property revenues (March 31, 2008 – 1%). On a consolidated basis, rental revenues from Merrill Lynch accounted for 11% of total commercial property revenue for the three months ended March 31, 2009 (March 31, 2008 – 9%).
(c) Residential development operations
Residential development net operating income fluctuates depending on the timing of closings with closings historically being highest in the fourth quarter. The results of the company’s residential development operations are as follows:

	Three months ended March 31
(Millions)	2009	2008

Revenue	$41	$82
Expenses	(35)	(64)

Residential development net operating income	$6	$18

Residential development expenses includes $22 million (2008 - $41 million) representing the carrying value of land under development and housing inventory sold in the period and $13 million (2008 - $23 million) of other expenses.
(d) Interest and other income
Interest and other income was $7 million for the three months ended March 31, 2009 (2008 - $10 million). Of this amount, $2 million represents interest income for the three months ended March 31, 2009 (2008 - $3 million) with the remainder related to other income.
NOTE 22: GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.
As of March 31, 2009 the company has commitments totaling C$54 million to third parties for the development projects of Bay Adelaide Centre and Bankers Court.

64	Q1/2009 Interim Report

NOTE 23: CAPITAL MANAGEMENT AND LIQUIDITY
The company employs a broad range of financing strategies to facilitate growth and manage financial risk. The company’s objective is to reduce its weighted average cost of capital and improve common shareholders’ equity returns through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at March 31, 2009, the company’s weighted average cost of capital, assuming a 12% return on common equity, was 4.83%.
The following schedule details the components of the company’s capital as at March 31, 2009 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Mar. 31, 2009	Dec. 31, 2008	Mar. 31, 2009	Dec. 31, 2008

Liabilities
Commercial property debt	4.82%	5.07%	$11,795	$11,704
Residential debt	3.12%	3.87%	454	434
Capital securities – corporate	5.42%	5.42%	859	882
Capital securities – fund subsidiaries(3)	10.00%	10.00%	674	711
Non-controlling interests – fund subsidiaries(3)	10.00%	10.00%	229	212
Non-controlling interests – other subsidiaries(4)	12.00%	12.00%	67	68
Preferred equity – subsidiaries	3.71%	4.19%	303	313
Shareholders’ equity
Preferred equity – corporate	3.16%	3.68%	45	45
Common equity(5)	12.00%	12.00%	2,245	3,023

Total(6)	4.83%	5.30%	$16,671	$17,392

(1)	As a percentage of average book value unless otherwise noted

(2)	Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Properties’ common shares

(3)	Assuming 10% return on co-invested capital

(4)	Assuming 12% return on co-invested capital

(5)	Determined on a market value basis

(6)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected
Commercial property debt – The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. These financings are typically structured on a loan-to-appraised value basis of between 55% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces equity requirements to finance commercial property, and enhances equity returns. The company currently has a level of indebtedness of 65% of gross book value. This level of indebtedness is considered by the company to be within its target and the company believes that all debts will be financed or refinanced as they come due in the foreseeable future.
Capital securities – fund subsidiaries and Non-controlling interest – fund subsidiaries The company invests its liquidity alongside capital from strategic institutional partners in fund formats to acquire individual assets and portfolios in order to, together with the associated asset management fees, enable the company to increase returns on equity.
Capital securities – corporate, Preferred equity – subsidiaries and Preferred equity – corporate. These represent sources of low-cost capital to the company, without dilution to the common equity base.
The company is subject to certain covenants on its credit facilities. The covenants include a total and secured leverage ratio, an interest and fixed charge ratio, as well as a dividend payout ratio and a recourse debt requirement. The company monitors the ratios on a quarterly basis and at March 31, 2009, the company was in compliance with all of its covenants.
The company’s strategy is to satisfy its liquidity needs using cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, lot and home sale proceeds, interest and other income, available cash balances, draws on corporate credit facilities and refinancing of maturing indebtedness are the company’s principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in its commercial property portfolio and residential development business. The company finances its residential development operations and ongoing working capital requirements with residential development debt and accounts payable. Another source of cashflow includes third-party fees generated by the company’s asset management, leasing and development businesses. Consequently, the company plans to meet its short-term liquidity needs with revenue along with proceeds from financing activities.

Brookfield Properties Corporation	65

The principal liquidity needs for periods beyond the next twelve months are for scheduled debt maturities, non-recurring capital expenditures, development costs and potential property acquisitions. The company’s strategy is to meet these needs with one or more of the following:
•	cashflows from operations;

•	construction loans;

•	investment in new funds;

•	proceeds from sales of assets; and

•	credit facilities and refinancing opportunities.
The company attempts to match the maturity of its commercial property debt portfolio with the average lease terms of its properties. At March 31, 2009, the average term to maturity of the company’s commercial property debt was six years, close to its average lease term at approximately seven years.
NOTE 24: FINANCIAL INSTRUMENTS
(a) Derivatives and hedging activities
The company uses derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The company does not use derivatives for speculative purposes. The company uses the following derivative instruments to manage these risks:
•	Foreign currency forward contracts to hedge exposures to Canadian dollar denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of its variable rate debt; and

•	Total return swap on the company’s shares to economically hedge exposure to variability in share price under the Deferred Share Unit plan (refer to Note 20).
The company also designates certain of its financial liabilities as hedges of its Canadian dollar net investments in self-sustaining subsidiaries.
Foreign currency hedging
The following table provides details on foreign currency hedging relationships as at March 31, 2009 and December 31, 2008:

	Derivatives					Non-Derivatives
	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedging Item	Notional

March 31, 2009	—	—	—	—	—	Capital securities - corporate	C$750M
December 31, 2008	—	—	—	—	—	Capital securities - corporate	C$750M

Interest rate hedging
The following table provides details on derivatives in interest rate hedging relationships outstanding as at March 31, 2009 and December 31, 2008:

(Millions)	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedged Item

March 31, 2009
	Interest rate cap	300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt
	Interest rate swap(1)	1,000	Pay 1.38%	2011	(5)	Interest payments on LIBOR debt
December 31, 2008
	Interest rate cap	$3,100	6%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap	600	7%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap	300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt

(1)	For interest rate swaps, receive LIBOR
The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is nine years (2008 – nine years) as the hedged interest payments occur.
At March 31, 2009 and December 31, 2008, the amount of hedge ineffectiveness recorded in interest expense in connection with the company’s interest rate hedging activities was not significant.

66	Q1/2009 Interim Report

Other derivatives
At March 31, 2009, the company’s self-sustaining subsidiaries had foreign exchange contracts to sell a notional amount of US$21 million (2008 – US$ 21 million) at a weighted average exchange rate of US$1 = C$0.81 (December 31, 2008 US$1 = C$0.82) maturing in three months. The aggregate fair value of these contracts at March 31, 2009 was nil (December 31, 2008 – nil).
At March 31, 2009, the company had interest rate caps on a notional $3,100 million and $600 million at rates of 6% and 7%, respectively, that were not designated in a hedge relationship. The aggregate fair value of these contracts at March 31, 2009 was nil.
At March 31, 2009, the company had a total return swap under which it receives the returns on a notional 1,001,665 Brookfield Properties’ common shares. The fair value of the total return swap was a loss of $8 million at March 31, 2009 (December 31, 2008 – $9 million loss) based on the market price of the underlying shares at that date. As at March 31, 2009, losses of $2 million in connection with the swap have been recorded in general and administrative expense (March 31, 2008 – $2 million).
(b) Market risk
Interest rate risk
The company faces interest rate risk on its variable rate financial liabilities. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The company does not have significant interest rate risk associated with its financial assets. The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the company’s variable rate debt and fixed rate debt maturing within one year:

(Millions)	Impact on net income

Corporate revolver	$3
BAM line	—
Term facility	1
Variable rate commercial property debt	40
Variable rate land development debt	4
Fixed rate commercial property debt due within one year	1

Total	$49

The company manages interest rate risk by primarily entering into fixed rate commercial property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The company also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on refinancing of fixed rate debt.
Foreign currency risk
The company is structured such that its foreign operations are primarily self-sustaining. As a result, the company’s currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on net Canadian dollar financial liabilities of C$1,006 million. The company has designated C$750 million of these financial liabilities as hedges of its Canadian denominated net investments. Based on the balance of these financial liabilities at March 31, 2009, a 10% change in the U.S. to Canadian dollar exchange rate would have impacted other comprehensive income by $75 million and net income by $26 million, on a pre-tax basis. The company has Canadian dollar denominated income tax assets of C$208 million that are translated to U.S. dollars through net income and, in part offset the gains or losses from translating its net Canadian dollar denominated financial liabilities. Taking into account the translation of Canadian dollar denominated tax assets, the effect of a 10% change in the U.S. to Canadian dollar exchange rate on net income is $21 million on a pre-tax basis.
The company is also exposed to foreign currency risk on U.S. denominated loans receivable of a subsidiary that has the Canadian dollar as its functional currency. Based on the balance of these financial assets at March 31, 2009, a 10% change in the U.S. to Canadian dollar exchange rate would have a minimal impact on net income.
Equity price risk
The company faces equity price risk in connection with a total return swap under which it receives the returns on a notional 1,001,665 Brookfield Properties’ common shares. A $1 increase or decrease in the company’s share price would result in a $1 million gain or loss being recognized in general and administrative expense.
(c) Credit risk
Credit risk related to accounts receivable and straight-line rent and free rent receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The company mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. The company maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 11% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants who have investment grade credit ratings.

Brookfield Properties Corporation	67

Credit risk arises on real estate mortgages in the event that borrowers default on the repayment to the company. The company mitigates this risk by attempting to ensure that adequate security has been provided in support of such mortgages.
Residential receivables are typically collected within nine months. Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, the company retains title to the lots that are sold until the receivable balance is collected. Additionally, the company maintains security over the lots that are sold, which can ultimately be taken back if receivables are not paid.
The majority of the company’s trade receivables are collected within 30 days. The balance of accounts receivable past due, including real estate mortgages and residential receivables, is not significant.
NOTE 25: OTHER INFORMATION
(a) In September 2007, the company loaned C$200 million to Brookfield Asset Management Inc., the company’s parent, at a rate of 108% of prime which has been offset against C$200 million Class AAA Series E capital securities held by Brookfield Asset Management Inc. pursuant to the terms of the promissory note.
The company has a $300 million credit facility with Brookfield Asset Management Inc. At March 31, 2009, the balance drawn on this facility was $48 million (December 31, 2008 – nil). Interest expense related to this indebtedness totaled $0.5 million for the three months ended March 31, 2009 (2008 – nil).
As at December 31, 2008, the company had approximately $15 million (December 31, 2008 - $15 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliates. Interest expense related to this indebtedness totaled nil for the three months ended March 31, 2009 (2008 – nil).
(b) Included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $0.4 million for the three months ended March 31, 2009 (2008 - $0.5 million). These amounts have been recorded at the exchange amount. In addition, the company has certain arrangements with Brookfield Asset Management Inc. and its affiliates to acquire insurance in the normal course and at market rates or at cost. These fees are based on a percentage of the annual premiums paid.
(c) Supplemental cashflow information

	Three months ended March 31
(Millions)	2009	2008

Acquisitions of real estate	$—	$16
Mortgages and other balances assumed on acquisition	—	—

Net acquisitions	$—	$16

Cash taxes paid	$7	$2

Cash interest paid (excluding dividends paid on capital securities)	$137	$179

(d) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.
(e) In the three months ended March 31, 2009, interest expense included $5 million (2008 - $2 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities – corporate which has been recognized in interest expense using the effective interest method.
(f) Included in general and administrative expenses is foreign exchange gains of $2 million (March 31, 2008 - gains of $3 million).
(g) Net amortization on intangible assets and liabilities for the three months ended March 31, 2009 was $32 million (2008 – $38 million).

68	Q1/2009 Interim Report

NOTE 26: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business:

		Commercial			Residential
	United States		Canada		Development		Total
	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,
(Millions)	2009	2008	2009	2008	2009	2008	2009	2008

Assets
Commercial properties	$13,112	$13,147	$1,686	$1,754	$—	$—	$14,798	$14,901
Development properties	617	624	610	601	1,185	1,196	2,412	2,421
Receivables and other	595	562	118	115	234	241	947	918
Intangible assets	582	612	23	25	—	—	605	637
Restricted cash and deposits	93	112	1	2	—	2	94	116
Cash and cash equivalents	69	97	151	59	1	1	221	157
Assets related to discontinued operations	290	290	—	—	—	—	290	290

Total	$15,358	$15,444	$2,589	$2,556	$1,420	$1,440	$19,367	$19,440

The carrying amounts of properties located in the United States and Canada for the three months ended March 31, 2009 were $14,046 million and $3,164 million, respectively (2008-$14,076 million and $3,246 million, respectively).

		Commercial			Residential
	United States		Canada		Development		Total
(Millions)	2009	2008(1)	2009	2008	2009	2008	2009	2008

Revenues	$451	$447	$93	$112	$41	$82	$585	$641
Expenses	179	172	38	47	35	64	252	283

	272	275	55	65	6	18	333	358
Interest and other income	3	5	3	2	1	3	7	10

Net operating income from continuing operations	275	280	58	67	7	21	340	368
Interest expense
Commercial property debt	128	150	4	12	—	—	132	162
Capital securities – corporate	2	2	10	13	—	—	12	15
Capital securities – fund subsidiaries	(6)	(8)	—	—	—	—	(6)	(8)
General and administrative	15	18	9	11	—	—	24	29
Non-controlling interests
Fund subsidiaries	7	(2)	—	—	—	—	7	(2)
Other subsidiaries	—	—	3	6	—	—	3	6
Depreciation and amortization	113	119	14	16	—	—	127	135

Income before unallocated costs	16	1	18	9	7	21	41	31
Income taxes							6	9

Net income from continuing operations							35	22
Discontinued operations	3	1	—	—	—	—	3	1

Net income							$38	$23

Acquisitions of commercial properties, net	$—	$16	$—	$—	$—	$—	$—	$16
Commercial property tenant improvements	26	13	1	—	—	—	27	13
Development and redevelopment	15	35	28	51	—	—	43	86
Capital expenditures	9	10	1	4	—	—	10	14

(1)	Comparative figures have been reclassified to conform with the current year’s presentation
Total revenues earned in the United States and Canada for the three months ended March 31, 2009 were $455 million and $137 million, respectively (2008 - $453 million and $198 million, respectively).
Brookfield Properties Corporation

Shareholder Information
STOCK EXCHANGE LISTINGS

	Outstanding at March 31, 2009	Symbol	Stock Exchange

Common Shares	391,118,440	BPO	New York / Toronto
Class A Preferred Shares
Series A	4,612,500	Not listed	—
Series B	9,589,500	Not listed	—
Class AA Preferred Shares
Series E	2,000,000	Not listed	—
Class AAA Preferred Shares
Series E	8,000,000	Not listed	—
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date

Common Shares(2)	First day of March, June, September and December	Last business day of March, June, September and December

Class A Preferred Shares Series A, B	First day of March and September	15th day of March and September

Class AA Preferred Shares Series E	15th day of March, June, September and December	Last business day of March, June, September and December

Class AAA Preferred Shares Series E, F, G, H, I, J and K	15th day of March, June, September and December	Last business day of March, June, September and December

(1)	All dividends are subject to declaration by the company’s Board of Directors

(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise
FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(3)

(US Dollars)	2005	2006	2007	2008	2009

March 31	$0.07	$0.12	$0.13	$0.14	$0.14
June 30	0.12	0.13	0.14	0.14	0.14
September 30	0.12	0.13	0.14	0.14
December 31	0.12	0.13	0.14	0.14

(3)	Adjusted to reflect the three-for-two stock splits effective May 4, 2007 and March 31, 2005

70	Q1/2009 Interim Report

Corporate Information
CORPORATE PROFILE
One of North America’s largest commercial real estate companies, the corporation owns, develops and manages premier office properties. The office properties portfolio is comprised of interests in 108 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in over 16 million square feet of high-quality, centrally-located development and redevelopment properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO.

BROOKFIELD PROPERTIES CORPORATION

Three World Financial Center	Brookfield Place, Bay Wellington Tower
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330
New York, New York 10281-1021	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301
www.brookfieldproperties.com
SHAREHOLDER INQUIRIES
Brookfield Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at Melissa.Coley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Bryan Davis, Senior Vice President and Chief Financial Officer at (212) 417-7166 or via e-mail at Bryan.Davis@brookfieldproperties.com.
Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street Commerce Court West Securities Level Toronto, Ontario, M5L 1G9 Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com
COMMUNICATIONS
We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.
Brookfield Properties maintains a Web site, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.
We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.
Brookfield Properties Corporation